UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Condensed Interim Financial Statements - (a free translation from the original prepared in Portuguese)

September 30, 2025

cosan

a
1

2

Report on review of parent company

and consolidated condensed interim
financial statements

To the Board of Directors and Stockholders

Cosan S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Cosan S.A. ("Company") as at September 30, 2025 and the related statements of profit or loss and other comprehensive income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim statement of financial position of the Company and its subsidiaries ("Consolidated") as at September 30, 2025 and the related consolidated statements of profit or loss and other comprehensive income for the quarter and nine-month period then ended, and the consolidated statements of changes in equity and cash flows for the nine-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

3

Statements of value added

The interim condensed financial statements referred to above include the parent company and consolidated statements of value added for the nine-month period ended September 30, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

Audit and review of previous year's figures

The condensed interim financial statements referred to in the first paragraph include accounting information corresponding to the statements of profit or loss and other comprehensive income for the for the quarter and nine-month period ended September 30, 2024, and the statements of changes in equity, cash flows and value added for the nine-month period ended September 30, 2024, obtained from the condensed interim financial statements for that period, and the statement of financial position as of December 31, 2024, obtained from the financial statements ended December 31, 2024, presented for comparison purposes. The review of the condensed interim financial statements for the period ended September 30, 2024 and the audit of the financial statements for the year ended December 31, 2024 were conducted under the responsibility of other independent auditors, who issued review and audit reports dated November 13, 2024, and March 10, 2025, respectively, without qualifications.

São Paulo, November 14, 2025

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

4

Interim statement of financial position
(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	5.1	2,693,617	2,201,267	12,898,403	16,903,542
Restricted cash		—	—	11,951	28,006
Marketable securities		147,105	805,335	3,203,347	3,272,941
Trade receivables		—	—	3,844,066	3,730,364
Derivative financial instruments	5.3	—	18,402	84,178	905,341
Inventories		—	—	2,112,281	2,072,905
Receivables from related parties	5.4	134,559	114,099	189,499	197,063
Income tax receivable		662,466	453,308	1,039,160	793,721
Other current tax receivable		5,279	5,364	905,912	886,136
Dividend receivable		11,850	19,377	24,617	153,548
Reduction of capital receivable		6,494	1,013,714	—	—
Sectorial financial assets		—	—	262,761	221,947
Other financial assets		—	—	417	675
Other current assets		56,400	50,896	1,084,133	629,426
Current assets		3,717,770	4,681,762	25,660,725	29,795,615
Current assets held for sale		796,949	796,211	1,224,866	978,788
		4,514,719	5,477,973	26,885,591	30,774,403

Trade receivables		—	—	170,878	265,370
Marketable securities		245,793	—	335,608	113,360
Restricted cash		191	—	205,574	146,297
Deferred tax assets	9	1,231,453	1,758,410	3,621,453	4,495,296
Receivables from related parties	5.4	96,699	292,882	22,730	202,826
Income tax receivable		—	—	104,508	264,308
Other non-current tax receivable		34,750	35,177	1,680,597	1,334,553
Judicial deposits	10	347,356	416,969	1,035,371	1,056,690
Derivative financial instruments	5.3	42,199	1,547,093	1,655,014	2,893,987
Sectorial financial assets		—	—	436,053	509,695
Other non-current assets		115,174	140,594	931,694	739,386
Other financial assets		—	—	4,685	3,820
Investment in subsidiaries and associates	6.1	22,109,711	31,308,696	1,717,705	10,678,566
Investment in joint ventures	7	893,934	1,193,072	7,900,524	10,545,044
Property, plant and equipment	8.1	36,308	39,038	25,299,016	23,019,016
Intangible assets and goodwill	8.2	11,505	9,873	26,475,778	26,330,785
Contract assets		—	—	1,039,919	1,114,830
Right-of-use assets	8.3	14,376	17,557	9,726,999	9,958,751
Investment property		—	—	16,489,000	16,818,919
Non-current assets		25,179,449	36,759,361	98,853,106	110,491,499

Total assets		29,694,168	42,237,334	125,738,697	141,265,902

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

5

Interim statement of financial position

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
	Note	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Liabilities
Loans, borrowings and debentures	5.2	386,529	347,032	3,890,069	4,403,148
Leases		9,935	9,227	994,418	1,007,533
Derivative financial instruments	5.3	378,723	1,074,991	2,150,537	2,504,117
Trade payables	5.5	7,986	2,900	4,071,632	5,168,593
Employee benefits payables		38,134	43,356	693,530	794,906
Income tax payables		16,020	18,514	327,950	414,823
Other taxes payable		28,981	78,197	559,104	637,842
Dividends payable	11	39	3,495	95,699	96,722
Reduction of capital payable		—	—	—	486,285
Concessions payable		—	—	186,155	166,273
Related party payables	5.4	157,520	210,620	342,008	416,410
Sectorial financial liabilities		—	—	80,054	64,718
Other financial liabilities	5	—	—	629,202	770,103
Other current liabilities		320,788	298,534	867,270	895,223
Current liabilities		1,344,655	2,086,866	14,887,628	17,826,696
Liabilities related to assets held for sale		—	—	86,145	86,138
	`	1,344,655	2,086,866	14,973,773	17,912,834

Loans, borrowings and debentures	5.2	15,686,375	21,003,523	57,023,731	62,052,278
Leases		10,324	15,232	5,362,893	5,502,220
Derivative financial instruments	5.3	315,924	29,883	858,913	966,087
Trade payables	5.5	—	—	19,955	19,256
Employee benefits payables		—	—	17,008	19,101
Other taxes payable		146,122	216,203	173,887	255,245
Income tax payables		6,539	—	78,816	—
Provision for legal proceedings	10	310,936	308,607	2,093,467	2,044,633
Concessions payable		—	—	3,663,704	3,554,917
Investments with unsecured liabilities	6.1	350,582	263,722	—	—
Related party payables	5.4	5,260,428	7,052,404	1,175	1,078
Post-employment benefits		373	279	573,846	526,620
Deferred tax liabilities	9	—	—	5,999,171	5,973,506
Sectorial financial liabilities		—	—	2,114,799	1,975,521
Deferred income		—	—	14,845	16,589
Other financial liabilities	5	—	—	—	297,736
Other non-current liabilities		360,587	356,851	714,723	749,919
Non-current liabilities		22,448,190	29,246,704	78,710,933	83,954,706
Total liabilities		23,792,845	31,333,570	93,684,706	101,867,540

Shareholders’ equity	11
Share capital		8,182,739	8,832,544	8,182,739	8,832,544
Treasury shares		(78,354)	(50,708)	(78,354)	(50,708)
Additional paid-in capital		1,161,285	2,205,878	1,161,285	2,205,878
Accumulated other comprehensive income		554,767	565,855	554,767	565,855
Profit reserve		—	8,773,990	—	8,773,990
Retained losses		(3,919,114)	(9,423,795)	(3,919,114)	(9,423,795)
Company		5,901,323	10,903,764	5,901,323	10,903,764
Non-controlling interests	6.2	—	—	26,152,668	28,494,598
Total shareholders' equity		5,901,323	10,903,764	32,053,991	39,398,362
Total liabilities and shareholders' equity		29,694,168	42,237,334	125,738,697	141,265,902

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

6

Interim statement of profit or loss
(In thousands of Brazilian reais - R$, except earnings (loss) per share)
		Parent Company				Consolidated
		Period of three months ended September 30,		Period of nine months ended September 30,		Period of three months ended September 30,		Period of nine months ended September 30,
	Note	2025	2024	2025	2024	2025	2024	2025	2024
Net sales	13	—	—	—	—	10,664,185	11,646,297	30,804,438	32,182,361
Cost of sales	14	—	—	—	—	(6,936,477)	(7,809,169)	(20,609,888)	(21,875,210)
Gross profit		—	—	—	—	3,727,708	3,837,128	10,194,550	10,307,151

Selling expenses	14	—	—	—	—	(512,904)	(417,549)	(1,410,489)	(1,155,450)
General and administrative expenses	14	(63,622)	(114,068)	(199,173)	(329,269)	(626,925)	(949,192)	(1,805,581)	(2,143,860)
Other operating income (expenses), net	15	(7,053)	(20,191)	158,948	(5,796)	407,544	53,911	1,420,468	220,445
Impairment	15	—	—	—	—	(316,955)	(109,063)	(1,000,094)	(2,683,879)
Operating (expenses) income		(70,675)	(134,259)	(40,225)	(335,065)	(1,049,240)	(1,421,893)	(2,795,696)	(5,762,744)

Loss (profit) before equity in earnings of investees, finance results and income taxes		(70,675)	(134,259)	(40,225)	(335,065)	2,678,468	2,415,235	7,398,854	4,544,407

Interest in earnings (losses) of subsidiaries and associates	6.1	(224,015)	693,836	(671,243)	2,271,826	64,580	612,280	163,233	1,907,075
Interest in (losses) earnings of joint ventures	7	(116,455)	(13,069)	(337,528)	(8,017)	(1,030,037)	(105,337)	(2,997,532)	(58,271)
Equity in earnings (losses) of investees		(340,470)	680,767	(1,008,771)	2,263,809	(965,457)	506,943	(2,834,299)	1,848,804

Finance expense		(693,241)	(581,346)	(2,080,692)	(1,736,655)	(2,107,607)	(1,825,539)	(6,882,193)	(5,820,846)
Finance income		142,128	91,516	478,158	191,887	823,761	680,596	2,578,368	2,022,082
Foreign exchange, net		206,266	303,676	1,706,669	(1,548,901)	357,808	463,788	2,946,263	(2,510,248)
Net effect of derivatives		(501,732)	(249,751)	(2,227,807)	(110,802)	(1,254,119)	(736,139)	(4,528,479)	590,586
Finance results net	16	(846,579)	(435,905)	(2,123,672)	(3,204,471)	(2,180,157)	(1,417,294)	(5,886,041)	(5,718,426)

Profit (loss) before income taxes		(1,257,724)	110,603	(3,172,668)	(1,275,727)	(467,146)	1,504,884	(1,321,486)	674,785

Income taxes	9
Current		(272)	(3,677)	(272)	(7,526)	(449,452)	(540,995)	(1,124,173)	(1,368,911)
Deferred		72,816	164,373	(746,174)	1,135,269	82,169	30,950	(892,267)	983,024
		72,544	160,696	(746,446)	1,127,743	(367,283)	(510,045)	(2,016,440)	(385,887)
		(1,185,180)	271,299	(3,919,114)	(147,984)	(834,429)	994,839	(3,337,926)	288,898

Results of the operations discontinued, net of taxes		—	21,582	—	21,582	—	31,935	—	31,935

Profit (loss) for the period net		(1,185,180)	292,881	(3,919,114)	(126,402)	(834,429)	1,026,774	(3,337,926)	320,833

Profit (loss) attributable to:
Owners of the Company		(1,185,180)	292,881	(3,919,114)	(126,402)	(1,185,180)	292,881	(3,919,114)	(126,402)
Non-controlling interests		—	—	—	—	350,751	733,893	581,188	447,235
		(1,185,180)	292,881	(3,919,114)	(126,402)	(834,429)	1,026,774	(3,337,926)	320,833

Earnings (loss) per share	12
Basic						R$(0.64)	R$0.15	R$(2.11)	R$(0.08)
Diluted						R$(0.64)	R$0.15	R$(2.11)	R$(0.08)

Earnings per share - discontinued operations	12
Basic						R$—	R$0.01	R$—	R$0.01
Diluted						R$—	R$0.01	R$—	R$0.01

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

7

Interim statement of other comprehensive income
(In thousands of Brazilian reais - R$, except earnings (loss) per share)

	Parent Company				Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,		Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Profit (loss) for the period	(1,185,180)	292,881	(3,919,114)	(126,402)	(834,429)	1,026,774	(3,337,926)	320,833

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss (i):
Foreign currency translation differences	(77,053)	(283,130)	(146,258)	(118,926)	(95,311)	(358,679)	(140,900)	(164,175)
Gain (loss) on cash flow hedge	47,216	29,962	219,913	(129,794)	58,766	60,077	278,126	(231,682)
Deferred taxes	—	—	—	—	(7,785)	(18,868)	(55,358)	63,181
	(29,837)	(253,168)	73,655	(248,720)	(44,330)	(317,470)	81,868	(332,676)

Items that will not be reclassified to profit or loss:
Actuarial gains (losses) with defined benefit plan	(12)	(4,582)	(22,496)	12,386	(89,107)	9,552	(126,726)	19,700
Loss (gain) in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk (i)	(70,745)	—	(70,745)	—	(82,979)	—	(82,979)	—
Deferred taxes	—	—	8,498	(1,668)	67,568	(14,174)	91,592	(7,450)
	(70,757)	(4,582)	(84,743)	10,718	(104,518)	(4,622)	(118,113)	12,250

Comprehensive income of operations continued	(1,285,774)	13,549	(3,930,202)	(385,986)	(983,277)	672,747	(3,374,171)	(31,528)
Comprehensive income from discontinued operations	—	21,582	—	21,582	—	31,935	—	31,935
Total comprehensive income (loss) for the period	(1,285,774)	35,131	(3,930,202)	(364,404)	(983,277)	704,682	(3,374,171)	407

Comprehensive income (loss) attributable to:
Owners of the Company	(1,285,774)	35,131	(3,930,202)	(364,404)	(1,285,774)	35,131	(3,930,202)	(364,404)
Non-controlling interests	—	—	—	—	302,497	669,551	556,031	364,811
	(1,285,774)	35,131	(3,930,202)	(364,404)	(983,277)	704,682	(3,374,171)	407

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

(i)     For the Parent Company, the effects arise from the equity method of accounting for its subsidiaries.

8

Interim statement of changes in equity
(In thousands of Brazilian reais - R$)

			Capital reserve			Profit reserve			Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6.404/76	Additional paid-in capital	Accumulated other comprehensive income	Legal	Statutory reserve	Accumulated losses	Controlling shareholders	Non-controlling shareholders	Total shareholders' equity
Balance as at January 1, 2025	8,832,544	(50,708)	737	2,205,141	565,855	58,802	8,715,188	(9,423,795)	10,903,764	28,494,598	39,398,362

Profit (loss) for the period	—	—	—	—	—	—	—	(3,919,114)	(3,919,114)	581,188	(3,337,926)

Other comprehensive income
Gain from cash flow hedge	—	—	—	—	219,913	—	—	—	219,913	2,855	222,768
Foreign currency translation differences	—	—	—	—	(146,258)	—	—	—	(146,258)	5,358	(140,900)
Actuarial gains (losses) on defined benefit plans, net of tax	—	—	—	—	(13,998)	—	—	—	(13,998)	(21,136)	(35,134)
Loss in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk					(70,745)				(70,745)	(12,234)	(82,979)
Total comprehensive income (loss) for the period	—	—	—	—	(11,088)	—	—	(3,919,114)	(3,930,202)	556,031	(3,374,171)

Transactions with owners of the Company contributions and distributions:
Effect arising from capital increase in subsidiary	—	—	—	(83,393)	—	—	—	—	(83,393)	83,393	—
Own shares acquired (note 11 (a))	—	(34,022)	—	—	—	—	—	—	(34,022)	—	(34,022)
Share-based payments	—	6,376		1,114	—	—	—	—	7,490	9,380	16,870
Absorption of accumulated losses (note 11 (c))	(649,805)	—	—	—	—	(58,802)	(8,715,188)	9,423,795	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(1,805,462)	(1,805,462)
Employee share schemes - value of employee services	—	—	—	26,595	—	—	—	—	26,595	2,932	29,527
Total contributions and distributions	(649,805)	(27,646)	—	(55,684)	—	(58,802)	(8,715,188)	9,423,795	(83,330)	(1,709,757)	(1,793,087)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary (note 6.1)	—	—	—	(988,909)	—	—	—	—	(988,909)	(1,188,204)	(2,177,113)
Total transactions with owners of the Company	—	—	—	(988,909)	—	—	—	—	(988,909)	(1,188,204)	(2,177,113)

Total transactions with owners of the Company contributions and distributions	(649,805)	(27,646)	—	(1,044,593)	—	(58,802)	(8,715,188)	9,423,795	(1,072,239)	(2,897,961)	(3,970,200)

Balance as at September 30, 2025	8,182,739	(78,354)	737	1,160,548	554,767	—	—	(3,919,114)	5,901,323	26,152,668	32,053,991

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

9

Interim statement of changes in equity
(In thousands of Brazilian reais - R$)

			Capital reserve			Profit reserve				Shareholders’ equity attributable to
	Share capital	Treasury shares	Corporate transactions - Law 6.404/76	Additional paid-in capital	Accumulated other comprehensive income	Legal	Statutory reserve	Profit retention	Accumulated losses	Controlling shareholders	Non-controlling shareholders	Total shareholders' equity
Balance as at January 1, 2024	8,682,544	(93,917)	737	2,561,227	314,325	58,802	8,610,796	820,793	—	20,955,307	30,025,873	50,981,180
Loss (profit) for the period	—	—	—	—	—	—	—	—	(126,402)	(126,402)	447,235	320,833
Other comprehensive income
Loss from cash flow hedge	—	—	—	—	(129,794)	—	—	—	—	(129,794)	(38,707)	(168,501)
Foreign currency translation differences	—	—	—	—	(118,926)	—	—	—	—	(118,926)	(45,249)	(164,175)
Actuarial gains with defined benefit plan, net of tax	—	—	—	—	10,718	—	—	—	—	10,718	1,532	12,250
Total comprehensive income (loss) for the period	—	—	—	—	(238,002)	—	—	—	(126,402)	(364,404)	364,811	407
Transactions with owners of the Company contributions and distributions:
Capital increase	150,000	—	—	—	—	—	(150,000)	—	—	—	—	—
Capital reduction in subsidiary	—	—	—	—	—	—	—	—	—	—	(20,629)	(20,629)
Share-based payment	—	114,516	—	(202,320)	—	—	—	—	—	(87,804)	8,020	(79,784)
Loss in dividend distribution to non-controlling shareholders	—	—	—	(712)	—	—	—	—	—	(712)	928	216
Dividends	—	—	—	—	—	—	(566,401)	—	—	(566,401)	(1,708,707)	(2,275,108)
Own shares acquired	—	(162,174)	—	—	—	—	—	—	—	(162,174)	—	(162,174)
Cancellation of treasury shares	—	118,975	—	(118,975)	—	—	—	—	—	—	—	—
Business combination	—	—	—	—	—	—	—	—	—	—	574,598	574,598
Employee share schemes - value of employee services	—	—	—	153,659	—	—	—	—	—	153,659	64,763	218,422
Total contributions and distributions	150,000	71,317	—	(168,348)	—	—	(716,401)	—	—	(663,432)	(1,081,027)	(1,744,459)

Transactions with owners of the Company:
Change of shareholding interest in subsidiary	—	—	—	(3,652)	—	—	—	—	—	(3,652)	2,972	(680)
Total transactions with owners of the Company	—	—	—	(3,652)	—	—	—	—	—	(3,652)	2,972	(680)
Total transactions with owners of the Company contributions and distributions	150,000	71,317	—	(172,000)	—	—	(716,401)	—	—	(667,084)	(1,078,055)	(1,745,139)

Balance as at September 30, 2024	8,832,544	(22,600)	737	2,389,227	76,323	58,802	7,894,395	820,793	(126,402)	19,923,819	29,312,629	49,236,448

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

10

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
		Period of nine months ended September 30,
	Note	2025	2024	2025	2024
Cash flows from operating activities
Profit (loss) before income taxes		(3,172,668)	(1,275,727)	(1,321,486)	674,785
Adjustments for:
Depreciation and amortization	14	14,929	11,731	2,961,091	2,900,785
Impairment	15	—	—	1,000,094	2,683,879
Interest in earnings (losses) of subsidiaries and associates	6.1	671,243	(2,271,826)	(163,233)	(1,907,075)
Interest in earnings (losses) of joint ventures	7	337,528	8,017	2,997,532	58,271
Loss (gain) on disposed assets	15	—	7	68,732	(24,091)
Share-based payment	17	18,964	33,679	51,006	255,309
Provision for legal proceedings	15	58,101	21,464	169,085	202,705
Interest, derivatives, monetary and foreign exchange, net		2,457,137	3,257,700	7,300,273	6,822,918
Sectorial financial assets and liabilities, net		—	—	110,289	(55,329)
Provisions for employee benefits		32,969	27,737	320,762	286,153
Allowance for expected credit losses		—	—	66,823	35,647
Profit on sale of investment	15	—	—	—	383,205
Insurance claims		—	—	(706,541)	—
Income from finance investments		(9,143)	—	(9,143)	(63,966)
Previously recognized gain in other comprehensive income reclassified to profit or loss upon disposal of investment	15	(206,388)	—	(206,388)	—
Other		370	649	102,217	(230,280)
		203,042	(186,569)	12,741,113	12,022,916
Variation in:
Trade receivable		—	—	47,193	(313,803)
Inventories		—	—	(236,036)	(119,183)
Other taxes, net		(7,313)	(30,234)	(426,500)	(193,710)
Income tax		(6,061)	118,808	(507,716)	(154,873)
Income taxes paid		—	—	(475,545)	(922,299)
Related parties, net		(6,765)	7,485	(78,567)	61,431
Trade payables		5,222	3,000	(107,277)	(79,927)
Employee benefits		(42,904)	(55,812)	(433,741)	(459,022)
Provision for legal proceedings		3,778	2,666	(158,968)	(257,964)
Derivative financial instruments		—	—	(52,311)	(13,717)
Other financial liabilities		—	—	(170,075)	183,486
Judicial deposits		(8,334)	(2,459)	(35,651)	(139,637)
Post-employment benefit obligation		—	—	(30,990)	(27,091)
Other assets and liabilities, net		30,625	4,389	(405,399)	(210,288)
		(31,752)	47,843	(3,071,583)	(2,646,597)

Net cash generated from (used in) operating activities		171,290	(138,726)	9,669,530	9,376,319

Cash flows from investing activities
Capital contribution to associates		(334,142)	(4,173,198)	(15,000)	—
Capital contribution in joint ventures		—	(12,337)	—	(12,337)
Cost of acquiring new business, net of cash acquired		—	—	(326,885)	(330,593)

Sale (purchase) of marketable securities, net		689,272	(180,700)	249,742	(948,373)
Restricted cash		(191)	43,048	(45,963)	42,266
Dividends received from subsidiaries and associates		618,978	2,639,937	73,864	973,977

11

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
		Period of nine months ended September 30,
	Note	2025	2024	2025	2024
Dividends received from joint venture		5,184	228,342	45,640	293,912
Dividends received from finance investment		87,608	—	87,608	—
Other financial assets		(148)	—	76	(406)
Cash in the incorporation operation		10,089	352	—	—
Capital reduction in subsidiaries		1,022,748	735,227	26,000	—
Acquisition of property, plant and equipment, intangible and contract assets		(8,775)	(7,572)	(6,303,395)	(5,185,588)
Proceeds from the sale of investments		8,911,587	16,847	8,911,587	2,096,475
Related parties		25,592	—	25,592	—
Operation discontinued		—	—	7,425	2,886
Acquisition of subsidiary		—	—	(250,937)	(17,047)
Receipt of derivative financial instruments, except debt		1,021	—	1,021	103,147
Payment of derivative financial instruments, except debt		(1,006,973)	(70,503)	(1,006,973)	(159,186)
Cash received on the sale of fixed assets and intangible assets		—	—	4,313	22,923
Net cash generated from (used in) investing activities		10,021,850	(780,557)	1,483,715	(3,117,944)

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.2	2,427,312	4,421,447	8,873,844	13,305,974
Principal repayment of loans, borrowings and debentures	5.2	(7,148,782)	(1,160,058)	(13,762,035)	(10,815,516)
Payment of interest on loans, borrowings and debentures	5.2	(1,316,001)	(1,135,219)	(3,448,240)	(3,516,016)
Payment of derivatives financial instruments		(458,140)	(474,404)	(2,153,395)	(2,455,879)
Proceeds from derivative financial instruments		351,562	19,762	1,016,754	879,243
Costs of banking operations with derivatives		—	—	—	(29,828)
Principal repayment of leases		(5,894)	(4,828)	(586,264)	(546,126)
Payment of interest on leases		(1,933)	(2,332)	(326,276)	(282,432)
Capital reduction		—	—	(495,228)	(20,520)
Related parties		(1,360,998)	(346,758)	—	—
Payments to redeem entity’s shares and acquisition of treasury shares	11	(34,022)	(164,496)	(34,022)	(164,496)
Acquisition of non-controlling shareholders’ shares	2.1	(2,169,000)	—	(2,169,000)	—
Dividends paid	11	—	(838,971)	(1,433,485)	(2,118,294)
Dividends paid for preferred shares	11	—	—	(371,000)	(668,022)
Gain on banking operations with derivatives		22,100	—	22,100	20,993
Net cash (used in) generated from financing activities		(9,693,796)	314,143	(14,866,247)	(6,410,919)

Increase (decrease) in cash and cash equivalents		499,344	(605,140)	(3,713,002)	(152,544)

Cash and cash equivalents at the beginning of the period		2,201,267	1,769,976	16,903,542	14,658,481
Effect of the foreign exchange rate changes		(6,994)	15,320	(292,137)	121,631
Cash and cash equivalents at the end of the period		2,693,617	1,180,156	12,898,403	14,627,568

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

12

Interim statement of cash flows

(In thousands of Brazilian reais - R$)

Non-cash transactions:

The Company presents its individual and consolidated statements of cash flow using the indirect method. During the period ended September 30, 2025, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$658,598 (R$1,099,080 as of September 30, 2024), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 8.3).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments of R$632,699 (R$920,939 as of September 30, 2024).

Disclosure of interest and dividends:

Dividends and interest on equity capital received are classified as cash flow from investing activities by the Company. Dividends and interest received or paid are classified as cash flow from financing activities.

13

Interim statement of added value

(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	Period of nine months ended September 30,
	2025	2024	2025	2024
Revenue
Net sales	—	—	34,727,080	37,215,337
Other income (expenses), net	233,970	8,203	973,801	893,384
Impairment gain (loss) on trade receivables	—	—	(66,823)	301
	233,970	8,203	35,634,058	38,109,022
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	17,893,451	20,299,886
Materials, energy, third-party services and other	91,444	129,926	1,075,758	1,771,221
Impairment	—	—	1,000,094	2,683,879
	91,444	129,926	19,969,303	24,754,986

Gross value added	142,526	(121,723)	15,664,755	13,354,036

Retention
Depreciation and amortization	14,929	11,731	2,961,091	2,900,785
Net value added	127,597	(133,454)	12,703,664	10,453,251

Value added transferred in
Interest in earnings (losses) of subsidiaries and associates	(671,243)	2,271,826	163,233	1,907,075
Interest in losses of joint ventures	(337,528)	(8,017)	(2,997,532)	(58,271)
Proft for the period from discontinued operation, net of tax	—	21,582	—	31,935
Finance income	2,184,827	191,887	7,309,888	2,022,082
	1,176,056	2,477,278	4,475,589	3,902,821

Value added to be distributed	1,303,653	2,343,824	17,179,253	14,356,072

Distribution of value added
Personnel and payroll charges	138,142	142,197	2,074,627	2,094,928
Direct remuneration	120,375	112,757	1,672,995	1,693,874
Benefits	12,195	9,899	303,481	307,475
FGTS and other	5,572	19,541	98,151	93,579

Taxes, fees and contributions	776,127	(1,068,326)	5,616,360	4,096,815
Federal	768,506	(1,094,572)	3,143,728	1,710,344
State	1	—	2,287,021	2,233,963
Municipal	7,620	26,246	185,611	152,508

Financial expenses and rents	4,308,498	3,396,355	12,826,192	7,843,496
Interest and foreign exchange variation	4,177,407	3,351,553	12,187,502	7,494,919
Rents	—	—	78,486	116,252
Other	131,091	44,802	560,204	232,325

Equity remuneration	(3,919,114)	(126,402)	(3,337,926)	320,833
Proposed dividends	—	—	810	—
Non-controlling interests	—	—	581,188	447,235
Profit for the period	(3,919,114)	(147,984)	(3,919,924)	(158,337)
Result of discontinued operations, net of taxes	—	21,582	—	31,935

The accompanying notes are an integral part of the condensed interim individual and consolidated financial statements.

14

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

1.           Operational context

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the ticker “CSAN3”. The Company’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and trade under the ticket “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo (SP). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

As of September 30, 2025, Cosan Corporate (Cosan’s Corporate segment) is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Bradesco BBI S.A. (“Bradesco”) holds preferred shares representing a 23.20% stake in Cosan Dez Participações S.A. (“Cosan Dez”), which has a direct 88% stake in Compass.
(iii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 12.73% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.06% stake in Raízen S.A. (“Raízen”).

Initial Public Offerings of Ordinary Stock

On October 23, 2025, the Company filed a request with the Brazilian Securities and Exchange Commission (“CVM”) for registration of a primary public offering of, initially, 1,450,000,000 common shares (“First Offering”). The offering was expanded by up to 25%, resulting in the additional issuance of 362,500,000 common shares, as a result of the bookbuilding process. The First Offering was anchored by Aguassanta Investimentos S.A. (“AS Investimentos”), Queluz Holdings Limited (“Queluz” and, together with AS Investimentos, “Holdings Aguassanta”), BTG Pactual Holding, and investment vehicles managed by BTG Pactual Gestora de Recursos Ltda. (collectively, “BTG Entities”) and investment vehicles managed by Perfin Infra Administração de Recursos Ltda. (collectively, “Perfin Entities” and, together with the BTG Entities, the “Investors” and, together with Aguassanta Holdings, the “Anchor Investors”).

15

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The second public offering of common shares, also structured by the Company in Brazil, was directed to qualified investors and included preemptive rights for subscription granted to shareholders who held common shares of the Company until the close of trading on September 19, 2025 (the last trading session before the announcement of the Share Offerings), excluding the common shares subscribed in the First Offering.

Together, the First Offering and the Second Offering are referred to as the “Share Offerings” and were concluded on November 14, 2025, with the issuance of 2,100,000,000 shares at a price of R$5.00 per share, totaling R$10,500,000, of which R$2,100,000 was allocated to share capital and R$8,400,000 to capital reserve. As a result, the share capital increased from R$8,182,738 to R$10,282,738.

2.           Relevant events of the period
2.1         Investments

Acquisition of DIPI Holdings Ltda. by Moove

On September 29, 2024, Cosan Lubrificantes e Especialidades S.A. (“CLE”) entered into a purchase and sale agreement to acquire 100% of the shares of DIPI Holdings Ltda, for the price of R$329,006. The transaction was concluded on January 2, 2025, after all the conditions precedent had been met. The Company made the preliminary recognition of the price allocation, as detailed in Note 6.3.

Incorporation of Cosan Oito S.A.

On January 8, 2025, the Company successfully finalized the merger with Cosan Oito S.A. ("Cosan Oito"), after securing the requisite regulatory approvals. Consequently, all assets, liabilities, and shareholders' equity of Cosan Oito were comprehensively transferred to the Company. See Note 6.1.

Partial disposal of investment in Vale S.A.

On January 16, 2025, the Company sold 173,073,795 Vale S.A. (“Vale”) common shares, representing 4.05% of Vale's share capital, for a net commission of R$8,892,802.

After this transaction, the Company kept 4,268,720 Vale common shares, corresponding to 0.10% of the share capital, in the amount of R$242,036. As of September 30, 2025, the value recorded in securities was R$245,793.

Discontinuation of the operation of the Costa Pinto second-generation ethanol (“E2G”) pilot plant.

On January 17, 2025, Raízen, jointly controlled by the Company, announced the discontinuation of the recurring operation of Costa Pinto's Second-Generation Ethanol (E2G) pilot plant (Plant 1), located in Piracicaba, São Paulo. The plant, inaugurated in 2015, will operate as a unit dedicated to the testing and future development of biofuel from the harvest starting on April 1, 2025.

The commercial commitments previously linked to Plant 1 will be met by the Bonfim Plant (Plant 2), which is already in operation, and by the Univalem (Plant 3) and Barra (Plant 4) plants, which are in the commissioning phase and will begin operations after obtaining the necessary regulatory authorizations.

Fire at Moove lubricants factory

On February 8, 2025, a fire broke out at Moove's Ilha do Governador Complex ("CIG"), located in Rio de Janeiro. The incident primarily affected the manufacturing and bottling areas for finished lubricant products, which were inoperative at the time of the incident, representing 10% of the complex's total area.

Moove promptly activated all emergency and risk management protocols to control the incident. The containment measures, implemented through Moove's contingency plan, were effective in minimizing damage to the structure, the local community, and the environment. There were no casualties or injuries, and no environmental or social impacts were identified.

Moove immediately initiated and is currently operating its continuity plan to restore mixing and filling operations.

16

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

• Financial assessment of the fire

a) Operational interruption:

The fire was confined to the finished lubricant product manufacturing area. The cleanup and clearance plan for the area is nearing completion. The industrial complex's other operations (bulk lubricant and base oil operations, tank terminals, maritime operations, and pier operations) continued uninterrupted. These operations represent between 30% and 35% of total nominal production.

To mitigate the impacts on the affected areas, Moove has implemented the following measures:

(i) Relocation of the mixing and filling to other production plants, including approved third-party partners.

(ii) Use of the strategic alliance to ensure product availability and supply chain continuity.

(iii) Use of safety stock distributed in the distribution center network.

b) Write-off of assets :

Moove engaged a specialized third-party company with expertise in its operations to conduct a physical inventory of the damaged and unaffected assets in the CIG (Individual Property and Equipment Inventory). This inventory aimed to more accurately determine the true extent of the loss, identify and catalog the affected assets, and measure impairment losses (cost less accumulated depreciation) in accordance with CPC 01/IAS 36 – Impairment of Assets. In addition to the work performed by the specialized third-party company, Moove conducted internal due diligence and field inspections in the directly impacted area, as well as secondary areas exposed to intense heat or chemicals from firefighting. After the work was completed, on September 30, 2025, the final total of damaged fixed assets written off was recognized at R$50,423, recorded in other income and expenses in the company's profit or loss.

c) Inventory reduction

After the incident, an inventory loss survey was conducted to identify lost products located directly in the impacted area and also in the vicinity of the fire site (which underwent qualitative changes). As of September 30, 2025, the total inventory loss is R$35,996 and the tax credit reversal related to the loss is R$11,406, totaling R$47,402 in losses, impacting the cost of goods sold item.

d) Compensation receivable

Moove holds a valid insurance policy that provides coverage for physical damage to the affected assets and for lost profits. Technical analyses were conducted and independent reports were issued by the competent authorities, in addition to the issuance of confirmation letters by the Company's insurers, confirming the existence and the right to insurance coverage as of June 30, 2025. Since then, Moove has been entitled to receive the indemnities for physical damage and lost profits.

To measure the recognized indemnity, independent firms of technical experts specialized in insurance calculations for large-scale claims were engaged.

As of September 30, 2025, the amount of insurance indemnity receivable, recognized in assets for indemnifiable physical damage and lost profits, is R$411,041, of which R$200,000 was received in October 2025. Additionally, in September 2025, the first partial settlement installment for the claim was received, in the amount of R$300,000.

Corporate reorganization of Rumo Malha Norte S.A.

On February 19, 2025, Rumo S.A. (“Rumo”) and Rumo Malha Norte S.A. (“Rumo Malha Norte”) informed their shareholders and the market in general of the approval, by their respective Boards of Directors, of a corporate reorganization proposal, to be submitted to the shareholders for deliberation at general meetings of the companies involved.

To conduct the negotiation of the exchange ratio in the potential corporate reorganization, special independent committees were set up and their members elected.

The corporate reorganization simplified the corporate structure, with the incorporation of shares held by minority shareholders of Rumo Malha Norte (0.26% of the share capital) by Rumo, resulting in the conversion of Rumo Malha Norte into a wholly owned subsidiary. Minority shareholders who maintained their shares until approval at the shareholders' meeting received ordinary shares of Rumo, proportionally to their stake.

17

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

On July 30, 2025, the recess period ended without the exercise of rights by the non-controlling shareholders of the indirect subsidiary Rumo Malha Norte. As a result, the subsidiary Rumo initiated the process of transferring shares to incorporate the 0.26% stake. The record date for the transfer of shares was August 14, 2025.

Cosan Dez capital reduction

On February 27, 2025, the Company received the amount of R$1,013,760 related to the capital reduction of Cosan Dez, approved at the Extraordinary General Meeting on June 26, 2024.

Redemption of Cosan Nove preferred shares

On March 31, 2025, the Company redeemed 1,087,179,567 preferred shares of Cosan Nove, previously held by Banco Itaú, for the amount of R$2,169,000. After the transaction, the preferred shares were converted into common shares. As a result, the Company's stake in Cosan Nove increased to 87.27% (see Note 6.1).

Termination of the Share Purchase Agreement for Terminal XXXIX

On June 5, 2025, Rumo announced the termination of the agreement for the sale of shares in Terminal XXXIX de Santos S.A. (“Terminal XXXIX”) due to non-compliance with conditions precedent set forth in the agreement. The termination exempts the parties from any liens, fines, or compensation obligations, while maintaining their 50% equity interest in Terminal XXXIX.

As a result of the termination, the asset was reclassified from "asset held for sale" to "investments." The equity method was recognized for the current and retroactive periods during which the asset was classified as held for sale, totaling R$50,877.

Dividend payment from Rumo S.A.

On June 11, 2025, Rumo S.A. (“Rumo”) approved the distribution of dividends based on retained earnings, in the amount of R$1,500,000. Payment was made on June 25, 2025, and the Company received the amount of R$455,893 without monetary adjustment or interest accrual between the date of approval and the date of actual credit.

Impacts of the US Executive Order

On July 30, 2025, the United States government signed an Executive Order imposing an additional 40% tariff on certain Brazilian products.

Therefore, the Company and its subsidiaries assessed the potential impacts of this measure on their foreign sales and supply chain. They concluded that the provisions of the Executive Order do not have a material impact on their operations, given their low dependence on exports to the United States and the insignificant share of their commercial activities that the products affected by the tariffs represent.

The management continuously monitors international regulations and will adopt the necessary measures to ensure compliance and mitigate potential impacts, reinforcing its market diversification strategy.

Partial spin-off of Raízen S.A. to Raízen Energia S.A.

On July 31, 2025, the partial spin-off of the jointly controlled company Raízen S.A. was approved, transferring part of its assets to Raízen Energia S.A. ("RESA"), effective from August 10, 2025. The operation aimed at the corporate reorganization of the Raízen Group, without altering the share capital or issuing new shares. All assets, rights, and obligations transferred became fully assumed by Raízen Energia S.A., ensuring operational and accounting continuity.

Divestments – Raízen S.A.

During the year 2025, Raízen S.A., through its direct subsidiary RESA, carried out a series of strategic divestments as part of a portfolio renewal process, as detailed below:

Asset	Date	Sale value
Leme Plant	05/12/2025	425,000
Santa Elisa Plant	07/15/2025	1,045,000
Rio Brilhante and Passa Tempo Plants	08/29/2025	1,543,000
Distributed Generation Assets	07/24/2025	544,000
		3,557,000

18

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

2.2         New debts

Early redemption of debentures

On January 22, 2025, the Company requested the optional early redemption of the 1st Series of the 3rd Issue of Simple Debentures, non-convertible into shares, unsecured, with original maturity in 2028, in the total amount of R$750,000 to be increased by the remuneration calculated pro rata temporis from the date of the last payment until the date of the actual payment and the premium.

Early call of Senior Notes ("Bond 2027")

On January 29, 2025, the Company informed the market that it had exercised the early redemption clause of the 2027 Bond, maturing in January 2027. The full redemption, in the amount of U.S.$392,000 thousand, equivalent to R$2,250,825, was carried out on March 14, 2025, at the face value of the bonds.

Tender offers - Bonds 2029, 2030 and 2031 and debentures

During the period of 2025, the Company made partial repurchases of the 5th and 6th issue of Debentures and securities issued by Cosan Luxembourg S.A. (“Cosan Lux”), specifically Bonds 2029, 2030 and 2031, as detailed in the table below:

Notes	Added value of the principal	Added value paid on repurchase	Interest paid	Prize	Gain/Loss
5.50% Senior notes – 2029	1,347,741	1,228,072	(30,487)	(67,135)	52,534
7.50% Senior notes – 2030	1,600,016	1,572,518	(17,055)	(80,379)	(52,881)
7.25% Senior notes – 2031	1,637,819	1,588,054	(18,008)	(82,112)	(32,347)
5th and 6th Debentures	1,152,469	1,152,469	(52,384)	(17,714)	(17,714)

Early redemption

On February 12 and 13, 2025, respectively, the Company settled in advance Loan 4.131 in the amount of U.S.$600,000 thousand, equivalent to R$3,462,660, and Debenture in the amount of U.S.$300,000 thousand, equivalent to R$1,733,640, acquired in February 2024 and December 2023, respectively.

With the early settlement of these debts, the Total Return Swap (“TRS”) and Time Deposit operations were also settled, which had been used to internalize debts.

New debts

Segment/Modalities	Date	Incidence of interest	Index	Objective	Funding costs	Value	Maturity
Cosan Corporate
Debentures	03/12/2025	Yearly	CDI + 0.60% p.a.	Ordinary capital management	(46,633)	1,500,000	01/27/2029
Debentures	03/12/2025	Yearly	CDI + 0.70% p.a.	Ordinary capital management	(13,797)	500,000	03/27/2030
Debentures	03/12/2025	Yearly	CDI + 1.00% p.a.	Ordinary capital management	(13,721)	500,000	03/27/2032
Compass
Debentures	01/10/2025	Yearly	DI + spread 0.50% p.a.	Ordinary capital management	—	410,000	01/07/2027
Debentures	02/18/2025	Six-monthly	IPCA + 7.44% p.a.	Investment	(18,546)	800,000	01/15/2033
Loan 4.131	03/20/2025	Yearly	CDI + 0.78% p.a.	Investment	(859)	350,000	03/20/2026
Debentures	05/19/2025	Six-monthly	CDI + 0.45% p.a.	Investment	(2,414)	1,500,000	05/15/2028
Rumo
Debentures	03/28/2025	Yearly	IPCA + 7.47% p.a.	Ordinary capital management	(17,020)	434,949	03/28/2037
Debentures	03/28/2025	Yearly	IPCA + 7.53% p.a.	Ordinary capital management	(63,990)	1,365,051	03/28/2040
Debentures	09/29/2025	Six-monthly	IPCA + 6.58% p.a.	Investment	(46,187)	1,000,000	10/15/2040
Moove
Loan 4.131	01/16/2025	Yearly	CDI + 0.45% p.a.	Ordinary capital management	—	500,000	01/18/2028

19

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

3.            Statement of compliance and material accounting policies

The condensed interim individual and consolidated financial statements, contained in the Quarterly Information Return (ITR), have been prepared and are being presented in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, International Accounting Standard (IAS 34) - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the Brazilian Corporation Law and the rules of the Brazilian Securities Commission (“CVM”) applicable to the preparation of Quarterly Information (“ITR”).

These condensed interim financial statements should be read in conjunction with the Company's annual consolidated financial statements for the fiscal year ended December 31, 2024 (“annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”). However, selected explanatory notes have been included to clarify events and transactions relevant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The presentation of the Interim Statement of Value-Added (“VAS”), both individual and consolidated, is required by Brazilian corporate law and by the accounting practices adopted in Brazil applicable to publicly traded companies. The VAS was prepared in accordance with the criteria established in Technical Pronouncement CPC 09 - Statement of Value Added. The IFRS do not require the presentation of this statement; therefore, it is presented as supplementary information to the individual and consolidated interim financial statements.

These individual and consolidated condensed interim financial statements were prepared using the same basis of preparation and accounting policies adopted in the preparation of the financial statements as of December 31, 2024. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The relevant information specific to the condensed interim financial statements, and only this information, is disclosed and corresponds to the information used by management in the management of the Company.

These condensed interim financial statements were authorized for issue by the Board of Directors on November 14, 2025.

20

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

4.            Segment information

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements.

Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

1)	Raízen: operates in (i) the production, marketing, origination and trading of ethanol, (ii) the production and marketing of bioenergy, (iii) the resale and trading of energy , (iv) the production and marketing of other renewable products (solar energy and biogas), (v) the production, marketing, origination and trading of sugar and (vi) the negotiation and marketing of fossil fuels, renewables and lubricants through a franchised network of service stations under the Shell brand throughout Brazil and Latin America, operating in Argentina and Paraguay.
2)	Compass: its main activities are: (i) distribution of piped natural gas in the South, Southeast and Central West regions for customers in the industrial, residential, commercial, automotive and cogeneration segments; (ii) marketing of natural gas; and (iii) development of infrastructure projects in a regasification terminal
3)	Moove: operates in the production, formulation and distribution of high-performance lubricants, base oils and specialties with headquarters in Brazil and operates in 11 countries in South America, North America, and Europe. It blends, distributes, and sells products under Mobil and proprietary brands for different end-markets including industrial, commercial and passenger/cargo vehicles.
4)	Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
5)	Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high potential for appreciation, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

1)	Cosan Corporate: represents the reconciliation of Cosan's corporate structure, which is composed of: (i) senior management and corporate teams, which incur general and administrative expenses and other operating expenses (income), including pre-operating investments; (ii) equity income from investments; and (iii) financial income attributable to cash and debts of the parent company, intermediate holding companies (Cosan Nove and Cosan Dez), offshore financial companies and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of Joint Ventures”.

21

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of nine months ended September 30, 2025
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	171,854,900	12,806,167	7,039,692	10,497,408	468,830	1,459	(171,854,900)	(9,118)	30,804,438
Cost of sales	(165,195,438)	(9,761,192)	(5,277,225)	(5,548,749)	(31,840)	—	165,195,438	9,118	(20,609,888)
Gross profit	6,659,462	3,044,975	1,762,467	4,948,659	436,990	1,459	(6,659,462)	—	10,194,550
Selling expenses	(4,671,200)	(177,480)	(1,189,329)	(43,680)	—	—	4,671,200	—	(1,410,489)
General and administrative expenses	(1,703,266)	(594,726)	(467,670)	(469,956)	(71,051)	(202,178)	1,703,266	—	(1,805,581)
Other operation income (expenses), net	(489,770)	552,104	685,879	30,872	(7,061)	158,674	489,770	—	1,420,468
Impairment	—	—	—	(1,000,094)	—	—	—	—	(1,000,094)
Interest in earnings (losses) of subsidiaries and associates	(37,816)	87,863	—	73,240	21,366	1,571,183	37,816	(1,590,419)	163,233
Interest in earnings (losses) of joint ventures	(121,138)	—	—	(5,419)	—	(2,992,113)	121,138	—	(2,997,532)
Finance results, net	(6,802,994)	(1,156,351)	(239,726)	(2,302,798)	49,312	(2,236,478)	6,802,994	—	(5,886,041)
Finance expense	(6,300,056)	(1,624,483)	(251,845)	(2,571,119)	(1,373)	(2,433,373)	6,300,056	—	(6,882,193)
Finance income	2,044,624	653,643	86,641	1,072,012	50,685	715,387	(2,044,624)	—	2,578,368
Foreign exchange variation, net	4,105,804	220,847	105,599	873,116	—	1,746,701	(4,105,804)	—	2,946,263
Net effect of derivatives	(6,653,366)	(406,358)	(180,121)	(1,676,807)	—	(2,265,193)	6,653,366	—	(4,528,479)
Income tax	445,254	(551,274)	(76,920)	(578,846)	(61,865)	(747,535)	(445,254)	—	(2,016,440)
Net profit (loss) for the period	(6,721,468)	1,205,111	474,701	651,978	367,691	(4,446,988)	6,721,468	(1,590,419)	(3,337,926)

Profit (loss) attributable to:
Owners of the Company	(6,753,790)	942,734	332,617	193,500	121,568	(3,919,114)	6,753,790	(1,590,419)	(3,919,114)
Non-controlling interests	32,322	262,377	142,084	458,478	246,123	(527,874)	(32,322)	—	581,188
	(6,721,468)	1,205,111	474,701	651,978	367,691	(4,446,988)	6,721,468	(1,590,419)	(3,337,926)

Other selected data
Depreciation and amortization	7,131,978	945,990	305,604	1,694,315	204	14,978	(7,131,978)	—	2,961,091
EBITDA	6,768,250	3,858,726	1,096,951	5,227,937	380,448	(1,447,997)	(6,768,250)	(1,590,419)	7,525,646
Additions to fixed assets, intangible assets and contract assets	7,687,470	1,555,239	98,185	4,633,521	7,675	8,775	(7,687,470)	—	6,303,395
Reconciliation of EBITDA
Profit (loss) for the period net	(6,721,468)	1,205,111	474,701	651,978	367,691	(4,446,988)	6,721,468	(1,590,419)	(3,337,926)
Income taxes	(445,254)	551,274	76,920	578,846	61,865	747,535	445,254	—	2,016,440
Finance results, net	6,802,994	1,156,351	239,726	2,302,798	(49,312)	2,236,478	(6,802,994)	—	5,886,041
Depreciation and amortization	7,131,978	945,990	305,604	1,694,315	204	14,978	(7,131,978)	—	2,961,091
EBITDA	6,768,250	3,858,726	1,096,951	5,227,937	380,448	(1,447,997)	(6,768,250)	(1,590,419)	7,525,646

22

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of nine months ended September 30, 2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination between segments	Consolidated
Statement of profit or loss
Net sales	184,326,407	13,484,910	7,652,472	10,473,017	612,193	2,076	(184,326,407)	(42,307)	32,182,361
Cost of sales	(173,641,671)	(10,783,987)	(5,450,209)	(5,519,771)	(163,507)	(43)	173,641,671	42,307	(21,875,210)
Gross profit	10,684,736	2,700,923	2,202,263	4,953,246	448,686	2,033	(10,684,736)	—	10,307,151
Selling expenses	(4,882,887)	(138,751)	(982,673)	(34,025)	—	—	4,882,887	—	(1,155,450)
General and administrative expenses	(2,326,321)	(555,532)	(765,200)	(442,227)	(50,032)	(330,869)	2,326,321	—	(2,143,860)
Other operation income (expenses), net	2,313,149	602,666	65,012	(2,735,955)	(6,156)	(389,001)	(2,313,149)	—	(2,463,434)
Interest in earnings (losses) of subsidiaries and associates	(196,139)	110,691	—	52,204	19,921	2,883,163	196,139	(1,158,904)	1,907,075
Interest in earnings (losses) of joint ventures	—	—	—	(1,820)	—	(56,451)	—		(58,271)
Finance results net	(4,882,716)	(777,877)	(103,078)	(1,842,543)	7,529	(3,002,457)	4,882,716	—	(5,718,426)
Finance expense	(4,188,420)	(1,346,668)	(123,629)	(2,292,946)	(26,638)	(2,030,965)	4,188,420	—	(5,820,846)
Finance income	756,488	765,821	96,237	816,621	34,168	309,235	(756,488)	—	2,022,082
Foreign exchange, net	(1,927,468)	(268,784)	(68,472)	(677,040)	(1)	(1,495,951)	1,927,468	—	(2,510,248)
Net effect of derivatives	476,684	71,754	(7,214)	310,822	—	215,224	(476,684)	—	590,586
Income tax	(768,882)	(590,461)	(179,936)	(638,683)	(51,190)	1,074,383	768,882	—	(385,887)
Profit (loss) for the period of continued operation	(59,060)	1,351,659	236,388	(689,803)	368,758	180,801	59,060	(1,158,904)	288,898
Profit from discontinued operations	—	31,935	—	—	—	28,103	—	(28,103)	31,935
Net profit (loss) for the period	(59,060)	1,383,594	236,388	(689,803)	368,758	208,904	59,060	(1,187,007)	320,833

Profit (loss) attributable to:
Owners of the Company	(96,384)	1,108,774	165,475	(211,218)	123,977	(126,402)	96,384	(1,187,007)	(126,402)
Non-controlling interests	37,324	274,820	70,913	(478,585)	244,781	335,306	(37,324)	—	447,235
	(59,060)	1,383,594	236,388	(689,803)	368,758	208,904	59,060	(1,187,007)	320,833

Other selected data
Depreciation and amortization	7,618,069	786,959	362,841	1,738,998	205	11,782	(7,618,069)	—	2,900,785
EBITDA	13,210,607	3,538,891	882,243	3,530,421	412,624	2,148,760	(13,210,607)	(1,187,007)	9,325,931
Additions to fixed assets, intangible assets and contract assets	9,592,128	1,423,002	138,730	3,611,070	5,214	7,572	(9,592,128)	—	5,185,588
Reconciliation of EBITDA
Profit (loss) for the period net	(59,060)	1,383,594	236,388	(689,803)	368,758	208,904	59,060	(1,187,007)	320,833
Income tax	768,882	590,461	179,936	638,683	51,190	(1,074,383)	(768,882)	—	385,887
Finance results net	4,882,716	777,877	103,078	1,842,543	(7,529)	3,002,457	(4,882,716)	—	5,718,426
Depreciation and amortization	7,618,069	786,959	362,841	1,738,998	205	11,782	(7,618,069)	—	2,900,785
EBITDA	13,210,607	3,538,891	882,243	3,530,421	412,624	2,148,760	(13,210,607)	(1,187,007)	9,325,931

23

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of three months ended September 30, 2025
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	60,034,950	4,261,229	2,451,840	3,819,265	132,415	4	(60,034,950)	(568)	10,664,185
Cost of sales	(57,336,556)	(3,085,562)	(1,872,156)	(1,979,327)	—	—	57,336,556	568	(6,936,477)
Gross profit	2,698,394	1,175,667	579,684	1,839,938	132,415	4	(2,698,394)	—	3,727,708
Selling expenses	(1,487,874)	(67,877)	(431,293)	(13,734)	—	—	1,487,874	—	(512,904)
General and administrative expenses	(538,596)	(202,618)	(180,124)	(154,098)	(25,248)	(64,837)	538,596	—	(626,925)
Other operation income (expenses), net	(713,396)	84,604	283,617	48,323	(1,684)	(7,316)	713,396	—	407,544
Impairment	—	—	—	(316,955)	—	—	—	—	(316,955)
Interest in earnings (losses) of subsidiaries and associates	(25,970)	35,455	—	26,962	37	546,984	25,970	(544,858)	64,580
Interest in earnings (losses) of joint ventures	(37,200)	—	—	(1,454)	—	(1,028,583)	37,200	—	(1,030,037)
Finance results net	(2,717,838)	(393,899)	(107,051)	(836,722)	15,952	(858,437)	2,717,838	—	(2,180,157)
Finance expense	(2,000,518)	(531,178)	(89,902)	(781,242)	(362)	(704,923)	2,000,518	—	(2,107,607)
Finance income	658,896	266,202	26,822	378,403	16,314	136,020	(658,896)	—	823,761
Foreign exchange, net	780,980	18,770	(3,232)	130,072	—	212,198	(780,980)	—	357,808
Net effect of derivatives	(2,157,196)	(147,693)	(40,739)	(563,955)	—	(501,732)	2,157,196	—	(1,254,119)
Income tax	470,772	(199,258)	(44,929)	(176,364)	(18,880)	72,148	(470,772)	—	(367,283)
Net profit (loss) for the period	(2,351,708)	432,074	99,904	415,896	102,592	(1,340,037)	2,351,708	(544,858)	(834,429)

Profit (loss) attributable to:
Owners of the Company	(2,360,708)	319,743	70,254	123,913	30,948	(1,185,180)	2,360,708	(544,858)	(1,185,180)
Non-controlling interests	9,000	112,331	29,650	291,983	71,644	(154,857)	(9,000)	—	350,751
	(2,351,708)	432,074	99,904	415,896	102,592	(1,340,037)	2,351,708	(544,858)	(834,429)

Other selected data
Depreciation and amortization	2,862,600	320,531	107,666	567,465	68	5,153	(2,862,600)	—	1,000,883
EBITDA	2,757,958	1,345,762	359,550	1,996,447	105,588	(548,595)	(2,757,958)	(544,858)	2,713,894
Additions to fixed assets, intangible assets and contract assets	1,674,246	592,928	23,766	1,474,323	1,480	740	(1,674,246)	—	2,093,237
Reconciliation of EBITDA
Profit (loss) for the period net	(2,351,708)	432,074	99,904	415,896	102,592	(1,340,037)	2,351,708	(544,858)	(834,429)
Income tax	(470,772)	199,258	44,929	176,364	18,880	(72,148)	470,772	—	367,283
Finance results net	2,717,838	393,899	107,051	836,722	(15,952)	858,437	(2,717,838)	—	2,180,157
Depreciation and amortization	2,862,600	320,531	107,666	567,465	68	5,153	(2,862,600)	—	1,000,883
EBITDA	2,757,958	1,345,762	359,550	1,996,447	105,588	(548,595)	(2,757,958)	(544,858)	2,713,894

24

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Period of three months ended September 30, 2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	72,909,907	4,947,433	2,631,920	3,752,263	322,222	2,064	(72,909,907)	(9,605)	11,646,297
Cost of sales	(68,582,245)	(3,914,540)	(1,854,544)	(1,886,183)	(163,507)	—	68,582,245	9,605	(7,809,169)
Gross profit	4,327,662	1,032,893	777,376	1,866,080	158,715	2,064	(4,327,662)	—	3,837,128
Selling expenses	(1,873,164)	(52,361)	(353,977)	(11,211)	—	—	1,873,164	—	(417,549)
General and administrative expenses	(657,168)	(196,276)	(478,221)	(147,057)	(13,698)	(113,940)	657,168	—	(949,192)
Other operation income (expenses), net	21,436	119,194	39,242	(191,400)	(1,997)	(20,191)	(21,436)	—	(55,152)
Interest in earnings (losses) of subsidiaries and associates	(90,591)	53,217	—	24,966	39	1,036,033	90,591	(501,975)	612,280
Interest in earnings (losses) of joint ventures	—	—	—	602	—	(105,939)	—	—	(105,337)
Finance results net	(1,685,533)	(322,408)	(57,006)	(574,871)	58,107	(521,116)	1,685,533	—	(1,417,294)
Finance expense	(1,847,531)	(457,084)	(92,041)	(688,249)	43,933	(632,098)	1,847,531	—	(1,825,539)
Finance income	258,326	224,124	61,374	280,983	14,174	99,941	(258,326)	—	680,596
Foreign exchange, net	458,523	32,699	131	125,391	—	305,567	(458,523)	—	463,788
Net effect of derivatives	(554,851)	(122,147)	(26,470)	(292,996)	—	(294,526)	554,851	—	(736,139)
Income tax	(236,305)	(200,007)	(56,326)	(282,655)	(36,377)	65,320	236,305	—	(510,045)
Profit (loss) for the period of continued operation	(193,663)	434,252	(128,912)	684,454	164,789	342,231	193,663	(501,975)	994,839
Profit from discontinued operations	—	31,935	—	—	—	28,103	—	(28,103)	31,935
Net profit (loss) for the period	(193,663)	466,187	(128,912)	684,454	164,789	370,334	193,663	(530,078)	1,026,774

Profit (loss) attributable to:
Owners of the Company	(216,895)	368,360	(90,771)	207,024	45,465	292,881	216,895	(530,078)	292,881
Non-controlling interests	23,232	97,827	(38,141)	477,430	119,324	77,453	(23,232)	—	733,893
	(193,663)	466,187	(128,912)	684,454	164,789	370,334	193,663	(530,078)	1,026,774

Other selected data
Depreciation and amortization	2,891,481	281,708	218,193	563,123	68	3,968	(2,891,481)	—	1,067,060
EBITDA	4,619,656	1,270,310	202,613	2,105,103	143,127	830,098	(4,619,656)	(530,078)	4,021,173
Additions to fixed assets, intangible assets and contract assets	2,370,829	454,037	50,482	1,468,194	419	5,082	(2,370,829)	—	1,978,214
Reconciliation of EBITDA
Profit (loss) for the period net	(193,663)	466,187	(128,912)	684,454	164,789	370,334	193,663	(530,078)	1,026,774
Income tax	236,305	200,007	56,326	282,655	36,377	(65,320)	(236,305)	—	510,045
Finance results net	1,685,533	322,408	57,006	574,871	(58,107)	521,116	(1,685,533)	—	1,417,294
Depreciation and amortization	2,891,481	281,708	218,193	563,123	68	3,968	(2,891,481)	—	1,067,060
EBITDA	4,619,656	1,270,310	202,613	2,105,103	143,127	830,098	(4,619,656)	(530,078)	4,021,173
25

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	September 30, 2025
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	17,640,535	3,388,199	1,105,578	5,430,144	20,869	2,953,613	(17,640,535)	—	12,898,403
Marketable securities	977,018	1,087,413	133,388	1,645,592	172,888	499,674	(977,018)	—	3,538,955
Trade receivables	8,175,965	1,805,457	1,138,444	729,135	341,908	—	(8,175,965)	—	4,014,944
Derivative financial instruments	7,764,598	133,633	23,420	1,539,940	—	42,199	(7,764,598)	—	1,739,192
Inventories	14,704,791	273,289	1,532,655	306,337	—	—	(14,704,791)	—	2,112,281
Sectorial financial assets	—	698,814	—	—	—	—	—	—	698,814
Other financial assets	92,170	4,327	775	—	—	—	(92,170)	—	5,102
Other current assets	13,103,974	763,966	711,848	965,084	376,300	2,522,067	(13,103,974)	(859,127)	4,480,138
Other non-current assets	16,525,758	1,899,459	314,802	3,636,920	26,172	1,870,483	(16,525,758)	(145,909)	7,601,927
Investment in subsidiaries and associates	725,578	1,319,262	—	389,448	91,681	16,005,399	(725,578)	(16,088,085)	1,717,705
Investment in joint ventures	1,208,532	—	—	50,701	—	7,849,823	(1,208,532)	—	7,900,524
Biological assets	1,582,045	—	—	—	—	—	(1,582,045)	—	—
Investment property	—	—	—	—	16,489,000	—	—	—	16,489,000
Contract assets	2,723,659	1,036,583	3,336	—	—	—	(2,723,659)	—	1,039,919
Right-of-use assets	7,259,757	1,575,939	303,225	7,830,606	2,853	14,376	(7,259,757)	—	9,726,999
Property, plant and equipment	35,842,358	1,800,396	825,866	22,623,770	12	48,972	(35,842,358)	—	25,299,016
Intangible assets	8,828,813	17,086,742	2,921,898	6,455,633	—	11,505	(8,828,813)	—	26,475,778
Loans, borrowings and debentures	(68,611,675)	(14,192,861)	(3,638,890)	(21,758,055)	—	(21,323,994)	68,611,675	—	(60,913,800)
Derivatives financial instruments - Liabilities	(9,746,319)	(305,597)	(57,529)	(1,951,677)	—	(694,647)	9,746,319	—	(3,009,450)
Trade payables	(11,254,145)	(1,483,313)	(1,632,678)	(946,627)	(20,860)	(8,109)	11,254,145	—	(4,091,587)
Employee benefits payables	(1,108,282)	(210,144)	(125,949)	(336,342)	—	(38,103)	1,108,282	—	(710,538)
Sectorial financial liabilities	—	(2,194,853)	—	—	—	—	—	—	(2,194,853)
Other current liabilities	(7,686,500)	(1,408,871)	(343,744)	(1,029,686)	(98,138)	(534,206)	7,686,500	321,112	(3,093,533)
Leases	(8,156,479)	(1,885,139)	(318,186)	(4,130,617)	(3,111)	(20,258)	8,156,479	—	(6,357,311)
Other non-current liabilities	(12,213,104)	(3,327,588)	(591,612)	(7,442,506)	(574,747)	(2,061,124)	12,213,104	683,943	(13,313,634)
Total assets (net of liabilities) allocated by segment	18,379,047	7,865,113	2,306,647	14,007,800	16,824,827	7,137,670	(18,379,047)	(16,088,066)	32,053,991
Total Asset	137,155,551	32,873,479	9,015,235	51,603,310	17,521,683	31,818,111	(137,155,551)	(17,093,121)	125,738,697

Equity attributable to:
Controlling shareholders	17,808,429	5,044,542	1,614,748	4,184,787	5,243,989	5,901,323	(17,808,429)	(16,088,066)	5,901,323
Non-controlling shareholders	570,618	2,820,571	691,899	9,823,013	11,580,838	1,236,347	(570,618)	—	26,152,668
Total shareholders' equity	18,379,047	7,865,113	2,306,647	14,007,800	16,824,827	7,137,670	(18,379,047)	(16,088,066)	32,053,991

26

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	December 31, 2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	9,962,864	5,271,256	753,347	7,461,618	33,041	3,384,280	(9,962,864)	—	16,903,542
Marketable securities	1,337,706	1,074,806	303,492	812,795	251,267	943,941	(1,337,706)	—	3,386,301
Trade receivables	11,053,414	1,804,823	1,164,422	583,349	443,140	—	(11,053,414)	—	3,995,734
Derivative financial instruments	17,070,322	356,589	151,926	1,647,977	—	1,642,836	(17,070,322)	—	3,799,328
Inventories	17,435,862	252,220	1,538,105	282,580	—	—	(17,435,862)	—	2,072,905
Sectorial financial assets	—	731,642	—	—	—	—	—	—	731,642
Other financial assets	87,966	3,820	675	—	—	—	(87,966)	—	4,495
Other current assets	10,611,882	592,317	288,376	1,040,439	72,089	3,786,460	(10,611,882)	(2,112,993)	3,666,688
Other non-current assets	15,784,732	1,810,491	241,816	3,421,143	24,870	2,901,292	(15,784,732)	(160,256)	8,239,356
Investment in subsidiaries and associates	—	1,277,955	—	280,865	92,166	24,235,118	—	(15,207,538)	10,678,566
Investment in joint ventures	2,012,536	—	—	41,121	—	10,503,923	(2,012,536)	—	10,545,044
Biological Assets	3,596,878	—	—	—	—	—	(3,596,878)	—	—
Investment property	—	—	—	—	16,818,919	—	—	—	16,818,919
Contract assets	2,806,284	1,110,463	4,367	—	—	—	(2,806,284)	—	1,114,830
Right-of-use assets	9,549,136	1,581,601	316,762	8,039,779	3,053	17,556	(9,549,136)	—	9,958,751
Property, plant and equipment	37,503,618	1,620,505	911,277	20,435,467	17	51,750	(37,503,618)	—	23,019,016
Intangible assets	9,472,002	16,761,631	3,013,392	6,545,890	—	9,872	(9,472,002)	—	26,330,785
Loans, borrowings and debentures	(52,781,598)	(14,449,033)	(3,558,575)	(19,123,218)	—	(29,324,600)	52,781,598	—	(66,455,426)
Derivatives financial instruments - Liabilities	(14,464,530)	(389,778)	(57,347)	(1,918,204)	—	(1,104,875)	14,464,530	—	(3,470,204)
Trade payables	(20,042,646)	(1,650,748)	(1,735,704)	(1,777,918)	(20,549)	(2,930)	20,042,646	—	(5,187,849)
Employee benefits payables	(1,096,336)	(253,655)	(140,553)	(376,475)	—	(43,324)	1,096,336	—	(814,007)
Sectorial financial liabilities	—	(2,040,239)	—	—	—	—	—	—	(2,040,239)
Other current liabilities	(9,327,070)	(2,876,023)	(428,437)	(1,252,805)	(135,410)	(905,820)	9,327,070	1,628,676	(3,969,819)
Leases	(11,988,100)	(2,122,306)	(327,517)	(4,032,188)	(3,281)	(24,461)	11,988,100	—	(6,509,753)
Other non-current liabilities	(14,143,270)	(3,735,956)	(548,995)	(7,177,061)	(580,129)	(2,022,675)	14,143,270	644,573	(13,420,243)
Total Assets (net of liabilities) allocated by segment	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
Total Asset	148,285,202	34,250,119	8,687,957	50,593,023	17,738,562	47,477,028	(148,285,202)	(17,480,787)	141,265,902

Equity attributable to:
Owners of the Company	23,864,556	4,091,601	1,326,385	4,477,643	5,311,909	10,903,764	(23,864,556)	(15,207,538)	10,903,764
Non-controlling interests	577,096	2,640,780	564,444	10,457,511	11,687,284	3,144,579	(577,096)	—	28,494,598
Total shareholders' equity	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362

27

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

4.1         Net sales to external customers by product/customer type
	Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024
Reported segments
Raízen
Ethanol	5,447,894	7,137,410	17,561,438	18,392,284
Sugar	9,166,496	14,453,006	21,724,620	28,672,624
Gasoline	16,242,848	17,436,232	49,402,358	48,823,304
Diesel	24,048,364	29,056,550	69,019,266	77,246,718
Cogeneration	2,652,776	1,983,602	6,613,492	3,656,222
Other	2,476,572	2,843,107	7,533,726	7,535,255
	60,034,950	72,909,907	171,854,900	184,326,407
Compass
Natural gas distribution
Industrial	2,065,264	3,191,641	6,903,240	8,883,732
Residential	783,495	688,605	1,986,218	1,738,114
Cogeneration	48,001	126,022	256,690	378,647
Automotive	108,102	121,778	330,381	357,168
Commercial	240,928	234,756	680,588	641,789
Construction revenue	426,180	425,193	1,094,635	1,126,377
Other	97,492	89,972	253,055	284,468
	3,769,462	4,877,967	11,504,807	13,410,295
Marketing & services
Gas commercialization	491,767	69,466	1,301,360	74,615
	4,261,229	4,947,433	12,806,167	13,484,910
Moove
Finished product	2,066,411	2,247,458	5,923,673	6,522,220
Base oil	272,912	172,980	723,748	491,602
Services	112,517	211,482	392,271	638,650
	2,451,840	2,631,920	7,039,692	7,652,472
Rumo
North operations	3,024,187	3,016,419	8,449,868	8,266,335
South operations	578,304	564,981	1,469,069	1,730,394
Container operations	216,774	170,863	578,471	476,288
	3,819,265	3,752,263	10,497,408	10,473,017
Radar
Lease and sale of lands	132,415	322,222	468,830	612,193
	132,415	322,222	468,830	612,193
Reconciliation
Cosan Corporate	4	2,064	1,459	2,076
Deconsolidation of joint venture, adjustments and eliminations	(60,035,518)	(72,919,512)	(171,864,018)	(184,368,714)

Total	10,664,185	11,646,297	30,804,438	32,182,361

28

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)
4.2         Information on geographical area
	Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024
	Net revenue
Brazil	9,195,715	10,064,344	26,380,574	27,577,788
Europe (i)	821,568	788,590	2,420,884	2,232,774
Latin America (ii)	102,373	168,057	311,181	532,655
United States of America	535,381	604,408	1,659,411	1,785,509
Asia and other (iii)	9,148	20,898	32,388	53,635
Total	10,664,185	11,646,297	30,804,438	32,182,361

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay; and
(iii)	Singapore, United Arab Emirates and Oceania.

29

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)
5.            Financial assets and liabilities

The Company's financial assets and liabilities are stated as classified below:

		Parent Company		Consolidated
	Note	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	205,389	986,278	1,196,389	2,122,442
Marketable securities		392,898	805,335	3,538,955	3,386,301
Derivative financial instruments	5.3	42,199	1,565,495	1,739,192	3,799,328
Other financial assets		—	—	5,102	4,495
		640,486	3,357,108	6,479,638	9,312,566
Amortized cost
Cash and cash equivalents		2,488,228	1,214,989	11,702,014	14,781,100
Trade receivables		—	—	4,014,944	3,995,734
Restricted cash		191	—	217,525	174,303
Receivables from related parties	5.4	231,258	406,981	212,229	399,889
Sectorial financial assets		—	—	698,814	731,642
Judicial deposits	10	347,356	416,969	1,035,371	1,056,690
Dividends and interest on equity receivable		11,850	19,377	24,617	153,548
Reduction of capital receivable		6,494	1,013,714	—	—
		3,085,377	3,072,030	17,905,514	21,292,906
Total		3,725,863	6,429,138	24,385,152	30,605,472
Liabilities
Amortized cost
Loans, borrowings and debentures		(16,072,904)	(21,350,555)	(32,351,526)	(38,161,392)
Trade payables	5.5	(7,986)	(2,900)	(4,091,587)	(5,187,849)
Consideration payable		—	—	(180,686)	(246,256)
Other financial liabilities (i)		—	—	(629,202)	(1,067,839)
Leases		(20,259)	(24,459)	(6,357,311)	(6,509,753)
Railroad concession payable		—	—	(3,849,859)	(3,721,190)
Related parties payables	5.4	(5,417,948)	(7,263,024)	(343,183)	(417,488)
Dividends payable	11	(39)	(3,495)	(95,699)	(96,722)
Reduction of share capital payable		—	—	—	(486,285)
Sectorial financial liabilities		—	—	(80,054)	(64,718)
Installment of tax debts		(141,879)	(219,429)	(161,546)	(254,302)
		(21,661,015)	(28,863,862)	(48,140,653)	(56,213,794)
Fair value through profit or loss
Loans, borrowings and debentures		—	—	(28,562,274)	(28,294,034)
Derivative financial instruments	5.3	(694,647)	(1,104,874)	(3,009,450)	(3,470,204)
Other trades payable		—	—	(12,362)	(12,362)
		(694,647)	(1,104,874)	(31,584,086)	(31,776,600)
Total		(22,355,662)	(29,968,736)	(79,724,739)	(87,990,394)

(i)	The Company's subsidiaries adopt strategies to optimize working capital efficiency, including extending payment terms with their suppliers and entering into structured payment agreements (also known as reverse factoring or drawn risk) with financial institutions.

30

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.1         Cash and cash equivalents

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Cash and bank accounts	325	414	702,702	958,738
Savings account	41,535	48,831	783,202	485,393
Financial investments	2,651,757	2,152,022	11,412,499	15,459,411
Total	2,693,617	2,201,267	12,898,403	16,903,542

Financial investments include the following:

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Applications in investment funds
Repurchase agreements	37,145	400,251	871,443	1,493,278
Certificate of bank deposits – CDB	168,244	586,027	324,480	604,398
Other investments	—	—	466	24,766
	205,389	986,278	1,196,389	2,122,442

Applications in banks
Repurchase agreements	—	—	420,301	236,101
Certificate of bank deposits – CDB	2,446,368	1,165,549	9,795,809	12,102,078
Other investments	—	195	—	998,790
	2,446,368	1,165,744	10,216,110	13,336,969
Total	2,651,757	2,152,022	11,412,499	15,459,411

5.2         Loans, borrowings and debentures

a) Composition

	Interest		Parent Company
Description	Average debt Index	Average annual interest rate	September 30, 2025	December 31, 2024

Debentures	CDI + 1.29%	16.38%	11,411,340	10,554,301
Debentures	IPCA + 5.75%	11.29%	443,442	433,499
Debentures	Prefixed	7.52%	3,185,857	5,636,584
Commercial bank Notes	CDI + 1.77%	16.94%	1,032,265	1,020,037
Loan 4.131			—	3,706,134
Total			16,072,904	21,350,555

Current			386,529	347,032
Non-current			15,686,375	21,003,523

31

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Interest		Consolidated
Description	Average debt Index	Average annual interest rate	September 30, 2025	December 31, 2024
Cosan Corporate
Debentures	CDI + 1.29%	16.38%	11,411,340	10,554,301
Debentures	IPCA + 5.75%	11.29%	443,442	433,499
Commercial bank notes	CDI + 1.77%	16.94%	1,032,265	1,020,037
Perpetual Notes	Prefixed	8.25%	2,692,818	3,135,174
Senior Notes	Prefixed	6.50%	5,744,129	14,181,589
			21,323,994	29,324,600
Compass
BNDES	IPCA + 4.54%	10.10%	2,809,055	3,034,743
Debentures	CDI + 0.76%	15.64%	5,724,493	5,378,989
Loan 4.131	VC + 4.04%	4.04%	813,372	2,695,565
Loan 4.131	CDI + 0.78%	15.80%	377,614	—
Debentures (Law 12.431)	IPCA + 6.38%	11.95%	4,081,940	2,956,899
Debentures	IGPM + 6.10%	9.10%	386,386	382,837
			14,192,860	14,449,033
Moove
Offshore loan 4.131	Prefixed	5.50%	—	15,729
Loan 4.131	CDI + 0.45%	15.42%	550,735	—
Acquisition Finance	SOFR + 1.50%	1.50%	2,029,946	2,346,950
Working capital	SONIA + 1.30%	1.30%	250,769	272,318
Export Credit Note	SOFR + 1.30%	5.48%	269,931	316,442
Export Prepayment	SOFR + 1.30%	5.64%	537,510	607,136
			3,638,891	3,558,575
Rumo
ACF	IPCA + 6.48%	12.06%	325,706	299,706
BNDES	URTJLP + 2.06%	11.14%	1,537,736	1,861,658
CCB	IPCA + 0.94%	6.23%	809,065	874,513
Debentures	CDI + 0.70%	15.70%	251,406	—
Debentures (Law 12.431)	IPCA + 5.62%	11.16%	13,908,943	10,722,182
Export Credit Agency ("ECA")	Euribor + 0,58%	2.69%	18,839	38,525
NCE			—	276,661
Senior Notes	Prefixed	4.30%	4,906,360	5,049,973
			21,758,055	19,123,218

Total			60,913,800	66,455,426

Current			3,890,069	4,403,148
Non-current			57,023,731	62,052,278

32

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Changes in loans, borrowings and debentures

	Parent Company	Consolidated
Balance as at January 1, 2025	21,350,555	66,455,426
Proceeds	2,427,312	8,873,844
Repayment of principal	(7,148,782)	(13,762,035)
Payment of interest	(1,316,001)	(3,448,240)
Interest on work in progress	—	(63,507)
Acquisition of subsidiaries (Note 6.3)	—	(77,002)
Interest, exchange rate and fair value	759,820	2,935,314
Balance as at September 30, 2025	16,072,904	60,913,800

c) Offset of assets and liabilities

	Segment	September 30, 2025	December 31, 2024
Assets
Credit Linked Notes	Rumo	5,375,454	6,334,168
Time deposit	Cosan Corporate	—	3,718,105
TRS	Cosan Corporate	3,187,831	5,640,466
Total		8,563,285	15,692,739

Liabilities
NCEs	Rumo	(5,375,454)	(6,334,168)
Loan 4.131 (i)	Cosan Corporate	—	(3,718,105)
Debentures	Cosan Corporate	(3,187,831)	(5,640,466)
Total		(8,563,285)	(15,692,739)
Net Balance		—	—

(i)	The balance of Loan 4.131 was settled as mentioned in Note 2.2.

d) Covenants

The Company and its subsidiaries are required to comply with the financial clauses per the terms of the main loan lines both financial and non-financial, as set forth in the loan and financing agreements.

As of September 30, 2025, the Company and its subsidiaries were in compliance with all financial and non-financial restrictive covenants. The terms of the loans include cross-default provisions.

33

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.3         Derivative financial instruments

The Company uses swap instruments, whose fair value is determined from discounted cash flows based on market curves, to hedge the exposure to foreign exchange rate risk and interest, and inflation risk. The consolidated data are presented below:

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Exchange rate derivatives
Forward agreements	—	942,987	—	18,402	287,735	1,042,896	(11,843)	28,392
FX option agreements	—	—	—	—	328,500	411,000	5,639	3,096
	—	942,987	—	18,402	616,235	1,453,896	(6,204)	31,488
Commodity derivatives
Forward contract - NDF	—	—	—	—	13,849	21,174	6,304	(7,158)
	—	—	—	—	13,849	21,174	6,304	(7,158)
Foreing exchange and interest rate risk
Swap agreements (interest rate)	350,000	350,000	16,055	(4,705)	350,000	6,453,930	16,056	(364,783)
Swap agreements (interest and FX)	8,554,135	13,686,022	(334,807)	1,520,581	17,036,042	20,195,459	(826,499)	1,912,553
Swap agreements (interest and inflation)	—	—	—	—	21,576,715	12,247,351	(126,219)	(246,660)
	8,904,135	14,036,022	(318,752)	1,515,876	38,962,757	38,896,740	(936,662)	1,301,110
Share price risk
Swap agreements (TRS)	944,593	1,817,821	(358,318)	(1,073,657)	944,593	1,817,821	(358,318)	(1,073,657)
Call Spread	5,594,212	—	24,622	—	5,594,212	4,667,709	24,622	77,341
	6,538,805	1,817,821	(333,696)	(1,073,657)	6,538,805	6,485,530	(333,696)	(996,316)

Total of financial instruments			(652,448)	460,621			(1,270,258)	329,124
Current assets			—	18,402			84,178	905,341
Non-current assets			42,199	1,547,093			1,655,014	2,893,987
Current liabilities			(378,723)	(1,074,991)			(2,150,537)	(2,504,117)
Non-current liabilities			(315,924)	(29,883)			(858,913)	(966,087)
Total			(652,448)	460,621			(1,270,258)	329,124

34

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Below, we present the breakdown of the registration value of debt and non-debt derivative financial instruments:

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Derivative financial instruments	(318,752)	1,534,278	(877,085)	1,319,512
Non-derivative financial instruments	(333,696)	(1,073,657)	(393,173)	(990,388)
	(652,448)	460,621	(1,270,258)	329,124

Derivatives are only used for economic hedging purposes and not as speculative investments.

a) Fair value hedge

The Company, through its subsidiaries, adopts fair value hedge accounting for some of its operations.

There is an economic relationship between the hedged item and the hedging instrument because the terms of the interest and FX rate swap correspond to the terms of the fixed-rate loan, i.e., notional amount, term, and payment. Since the underlying risk of the interest and FX rate swap is identical to the hedged risk component, the Company has established a hedge ratio of 1:1 for its hedging relationships. The Company employs the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk in order to evaluate the effectiveness of the hedge. According to the Company's assessment, the sources of hedge ineffectiveness that are most likely to impact the hedge relationship during its term are: (i) a reduction or change in the hedged item; and (ii) a change in the Company's or the contracted swap counterparty's credit risk. The following amounts were associated with the items designated as hedging instruments:

					Carrying amount		Accumulated fair value of hedge adjustments
	Subsidiary	Index	Unit	Notional	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
FX rate risk hedge
Loans, borrowings and debentures
Designated items
PPE	Moove	US$ + 1.40%	USD	(100,000)	(537,510)	(620,690)	3,190	(13,554)
NCE	Moove	US$ + 1.30%	USD	(50,000)	(269,931)	(320,606)	431	(4,164)
Senior Notes 2028	Rumo	US$ + 5.30%	BRL	(2,791,600)	(2,429,108)	(2,631,834)	(246,292)	(519,686)
Senior Notes 2032	Rumo	US$ + 4.20%	BRL	(2,824,075)	(2,477,252)	(2,418,140)	(163,737)	(687,411)
NCE U.S.$	Rumo	SOFR + 1.30%	BRL	—	—	(25,341)	—	(131,663)
Total					(5,713,801)	(6,016,611)	(406,408)	(1,356,478)
Interest rate risk hedge
Loans, borrowings and debentures
Designated items
BNDES Project VIII	Comgás	IPCA + 3.25%	BRL	(729,165)	(618,976)	(678,785)	99,163	100,511
Debentures	Rumo	IPCA + 5.62%	BRL	(12,935,026)	(13,205,505)	(9,719,039)	(1,746,854)	(1,851,762)
ACF	Rumo	IPCA + 6.48%	BRL	(312,528)	(325,706)	(299,706)	(15,843)	(13,635)
Finem	Rumo	TLP + 2.06%	BRL	(19,951)	(20,631)	(25,764)	(2,059)	(2,212)
CCB	Rumo	IPCA + 0.94%	BRL	(909,816)	(809,065)	(874,513)	(93,274)	(63,520)
Total					(14,979,883)	(11,597,807)	(1,758,867)	(1,830,618)

35

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

					September 30, 2025		December 31, 2024
	Subsidiary	Index	Unit	Notional	Assets	Liabilities	Assets	Liabilities
FX rate risk hedge
Derivative financial instruments
PPE	Moove	CDI + 0.79%	USD	100,000	11,653	34,387	108,413	42,288
NCE	Moove	CDI + 0.60%	USD	50,000	11,767	23,142	43,512	15,060
Currency and interest rate swap
Swap Senior Notes 2028	Rumo	115% CDI	BRL	2,791,600	2,445,973	2,711,939	2,657,287	2,707,334
Swap Senior Notes 2032	Rumo	106% CDI	BRL	2,824,075	2,519,453	2,680,708	4,039,312	3,926,328
NCE U.S.$	Rumo	SOFR + 1.30%	BRL	—	—	—	25,341	124,097
Total					4,988,846	5,450,176	6,873,865	6,815,107
Interest rate risk hedge
Derivative financial instruments
BNDES Project VIII	Comgás	99.70% CDI	BRL	729,165	631,310	733,590	693,704	795,268
Swap Debenture	Rumo	104% CDI	BRL	12,935,026	13,435,178	13,451,492	10,016,793	10,377,790
ACF	Rumo	96% CDI	BRL	312,528	331,203	350,340	304,962	318,827
Finem	Rumo	96% CDI	BRL	19,951	21,673	20,067	23,552	22,614
CCB	Rumo	64% CDI	BRL	909,816	817,140	914,377	882,930	946,589
Total					15,236,504	15,469,866	11,921,941	12,461,088

36

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Fair value option

Certain derivatives instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss as below:

			Carrying amount		Accumulated fair value
	Index	Notional	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD + 7.00%	—	—	(2,475,674)	—	(1,540,318)
Export Credit Agreement (Rumo)	EUR + 0.58%	(12,685)	(18,839)	(38,525)	36	(713)
Scotiabank 2022 (Compass)	USD + 2.51%	—	—	(1,245,669)	—	3,580
Scotiabank 2023 (Compass)	USD + 4.76%	(749,310)	(813,372)	(926,262)	(3,732)	5,920
BNP Paribas 2024 (Compass)	EUR + 5.74%	—	—	(523,634)	—	(19,408)
Total			(832,211)	(5,209,764)	(3,696)	(1,550,939)

Interest rate risk and inflation
Items
BNDES Projects VI e VII (Compass)	IPCA + 4.10%	(83,968)	(72,187)	(88,477)	3,532	3,288
BNDES Project VIII (Compass)	IPCA + 3.25%	(634,494)	(576,750)	(639,325)	47,309	39,439
BNDES Project IX (Compass)	IPCA + 5.74%	(553,287)	(566,410)	(554,820)	54,071	54,110
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(299,550)	(292,777)	(287,962)	23,128	22,242
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(192,324)	(187,373)	(184,883)	11,999	10,864
BNDES Project IX - Sub B (Compass)	IPCA + 6.01%	(308,335)	(301,204)	(295,695)	24,334	23,999
Debenture 4th issue - 3rd Series (Compass)	IPCA + 7.36%	(38,273)	(46,112)	(41,436)	427	718
Debenture 9th issue - 1st Series (Compass)	IPCA + 5.12%	(500,000)	(563,312)	(512,946)	82,266	88,728
Debenture 9th issue - 2nd Series (Compass)	IPCA + 5.22%	(500,000)	(521,128)	(466,173)	128,668	133,379
Debenture 11th issue - 1st Series (Compass)	IPCA + 6.38%	(750,000)	(741,304)	(685,420)	71,001	72,780
Debenture 11th issue - 2nd Series (Compass)	IPCA + 6.45%	(750,000)	(722,228)	(662,782)	82,111	85,912
Debenture 12th issue – Single series (Compass)	IPCA + 7.17%	(600,000)	(628,933)	(588,142)	(7,089)	(10,096)
Debenture 2nd issue – Single series (Compass)	IPCA + 7.44%	(800,000)	(858,923)	—	(58,923)	—
Debentures (Rumo)	IPCA + 4.68%	(60,000)	(169,600)	(248,085)	(1,780)	(59,916)
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(788,138)	(755,061)	(73,791)	(96,457)
Total			(7,036,379)	(6,011,207)	387,263	368,990

37

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Carrying amount
	Index	Notional	September 30, 2025	December 31, 2024
FX rate risk
Derivatives instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	BRL + 114.66% CDI	—	—	217,523
FX and interest rate swap (Rumo)	BRL + 108% CDI	12,685	5,735	12,253
Scotiabank 2022 (Compass)	CDI + 1.20%	—	—	95,971
Scotiabank 2023 (Compass)	CDI + 1.30%	749,310	23,481	169,185
BNP Paribas 2024 (Compass)	CDI + 1.30%	—	—	55,805
Total			29,216	550,737
Interest rate risk and inflation
Derivatives instruments
BNDES Projects VI and VII (Compass)	87.50% CDI	83,968	(3,878)	(3,332)
BNDES Project VIII (Compass)	82.94% CDI	634,494	(49,594)	(39,834)
BNDES Project IX (Compass)	98.90% CDI	553,287	23,584	1,394
BNDES Project IX - Sub A (Compass)	95.55% CDI	299,550	(3,641)	(14,383)
BNDES Project IX - Sub A (Compass)	92.35% CDI	192,324	(2,643)	(8,929)
BNDES Project IX - Sub B (Compass)	98.49% CDI	308,335	(4,372)	(15,994)
Debenture 4th issue - 3rd Series (Compass)	112.49% CDI	38,273	2,939	3,203
Debenture 9th issue - 1st Series (Compass)	109.20% CDI	500,000	38,425	5,192
Debenture 9th issue - 2nd Series (Compass)	110.60% CDI	500,000	(8,032)	(39,535)
Debenture 11th issue - 1st Series (Compass)	100.45% CDI	750,000	(41,092)	(71,755)
Debenture 11th issue - 2nd Series (Compass)	99.70% CDI	750,000	(52,291)	(84,963)
Debenture 12th issue – Single series (Compass)	95.66% CDI	600,000	18,856	10,424
Debenture 2nd issue – Single series (Compass)	97.40% CDI	800,000	(11,525)	—
Debentures (Rumo)	107% CDI	60,000	23,584	60,419
Debentures (Rumo)	103% CDI	600,000	176,824	130,505
Total			107,144	(67,588)

38

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Cash flow hedge

Compass

The indirect subsidiary Edge Comercialização S.A. entered into a natural gas purchase agreement indexed to Brent and US dollar risk. To mitigate fluctuations in the corresponding indexes, this transaction was designated as a cash flow hedge.

The indirect subsidiary Terminal de Regaseificação de São Paulo ("TRSP") adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivatives hedging instruments – lease liabilities in US dollars already contracted.

Rumo

To mitigate the effects of exchange rate volatility on future cash flows, the subsidiary Rumo entered into derivatives financial instruments in the form of swap transactions and designated a cash flow hedge. The hedging relationship was formally designated and documented at the beginning of the transaction, demonstrating that the hedge is effective in offsetting the variations in cash flows attributable to exchange rate risk. The effects of this hedge are recognized in net under "Other Comprehensive Income."

The impact of hedged items on the balance sheet is presented below:

					Carrying amount
	Subsidiary	Risk	Unit	Notional	September 30, 2025	December 31, 2024
Financial instrument
Future	Edge	Price	BRL	3,638	(56)	—
Leasing	TRSP	FX rate	BRL	3,409,281	(149,368)	(446,224)
Swap exchange rate and interest	Rumo	FX rate	BRL	1,298,067	(133,983)	—
Total					(283,407)	(446,224)
(-) Deferred tax					96,358	151,716

The effect of cash flow hedge on the income statement and other comprehensive income is shown below:

				Write-offs		Ineffectiveness
	Subsidiary	Balance as at January 1, 2025	Other comprehensive income	Net sales	Cost of sales	Financial result	Balance as at September 30, 2025
Financial instrument
Future	Edge	—	(13,145)	—	9,027	4,062	(56)
Leasing	TRSP	(446,224)	285,507	9,908	—	1,441	(149,368)
Swap exchange rate and interest	Rumo	—	(166,643)	—	32,660	—	(133,983)
Total		(446,224)	105,719	9,908	41,687	5,503	(283,407)

Sources of ineffectiveness in hedge accounting, although historically immaterial, may arise from the following factors:

1)	Temporal misalignment between the cash flows of the hedged items and the hedging instruments;
2)	Use of different reference indices, resulting in different risk curves between the protected items and the hedging instruments;
3)	Distinct effects of counterparty credit risk on the change in the fair value of hedging instruments and hedged items;
4)	Changes in the projections of expected cash flows from hedged items and hedging instruments.

The Company continuously monitors sources of ineffectiveness, using quantitative and qualitative analyses to assess the impacts on fair value and hedge effectiveness. These practices are aligned with accounting and treasury policies.

As of September 30, 2025, there was no change in the fair value of the hedging instruments used to recognize ineffectiveness.

39

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.4       Related parties

a) Account receivable and payable with related parties:

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Current assets
Commercial operations
Raízen S.A. and its subsidiaries	5,747	5,241	63,084	72,518
Rumo S.A. and its subsidiaries	35,418	25,706	—	—
CLI Sul S.A.	10	10	14,397	19,458
Cosan Lubrificantes e Especialidades S.A.	6,937	14,164	—	—
Cosan Luxembourg S.A.	2,792	—	—	—
Compass Gás e Energia S.A. and its subsidiaries	20,107	18,561	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	47,396	36,985
Radar Gestão de Investimentos S.A.	362	564	362	565
Radar Group	2,762	1,885	—	—
Other	383	239	1,109	6,373
	74,518	66,370	140,634	150,185
Financial operations
Raízen S.A. and its subsidiaries	48,865	45,173	48,865	45,173
Cosan Lubrificantes e Especialidades S.A.	11,176	—	—	—
Cosan Luxembourg S.A.	—	2,556	—	—
Other	—	—	—	1,705
	60,041	47,729	48,865	46,878

Total current assets	134,559	114,099	189,499	197,063

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	10,715	21,438
	—	—	10,715	21,438

Financial operations
Raízen S.A. and its subsidiaries	—	28,864	—	26,920
Cosan Lubrificantes e Especialidades S.A.	96,699	109,550	—	—
Ligga S.A.	—	154,468	—	154,468
CLI Sul S.A.	—	—	12,000	—
Other	—	—	15	—
	96,699	292,882	12,015	181,388

Total non-current assets	96,699	292,882	22,730	202,826

Related parties receivables	231,258	406,981	212,229	399,889

40

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Current liabilities
Commercial operations
Raízen S.A. and its subsidiaries	3,708	8,176	251,759	303,656
Termag - Terminal Marítimo de Guarujá S.A.	—	—	4,683	8,149
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	15,990	45,119
Compass Gás e Energia S.A. and its subsidiaries	666	—	—	—
Other	54	64	368	1,932
	4,428	8,240	272,800	358,856
Financial and corporate operations
Raízen S.A. and its subsidiaries	66,933	56,478	68,644	57,554
Cosan Lubrificantes e Especialidades S.A.	2,693	—	—	—
Cosan Overseas Limited	34,367	40,012	—	—
Cosan Luxembourg S.A.	49,099	105,890	—	—
Other	—	—	564	—
	153,092	202,380	69,208	57,554

Total current liabilities	157,520	210,620	342,008	416,410

Non-current liabilities
Commercial operations
Other	97	—	97	—
	97	—	97	—
Financial operations
Cosan Lubrificantes e Especialidades S.A.	640,049	591,491	—	—
Cosan Luxembourg S.A.	1,941,289	3,342,012	—	—
Cosan Overseas Limited	2,677,915	3,117,823	—	—
Raízen S.A. and its subsidiaries	1,078	1,078	1,078	1,078
	5,260,331	7,052,404	1,078	1,078

Total non-current liabilities	5,260,428	7,052,404	1,175	1,078

Payables to related party	5,417,948	7,263,024	343,183	417,488

41

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Transactions with related parties:

	Parent Company				Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,		Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Operating income
Raízen S.A. and its subsidiaries	—	—	—	—	132,593	663,784	484,628	929,673
CLI Sul S.A.	—	—	—	—	897	—	6,095	—
Other	—	—	—	—	—	23,126	1,183	27,996
	—	—	—	—	133,490	686,910	491,906	957,669

Purchase of products / inputs / services
Raízen S.A. and its subsidiaries	(299)	(6)	(856)	(21)	(671,632)	(664,055)	(1,821,897)	(1,815,169)
Radar Gestão de Investimentos S.A.	—	—	—	—	(10,882)	—	(10,882)	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	—	—	(21,367)	—	(25,243)	—
Other	—	—	—	—	—	(167)	—	(2,336)
	(299)	(6)	(856)	(21)	(703,881)	(664,222)	(1,858,022)	(1,817,505)

Shared income (expenses)
Compass Gás e Energia S.A. and its subsidiaries	43,647	75,653	66,769	86,109	—	—	—	—
Cosan Lubrificantes e Especialidades S.A.	2,871	1,634	8,297	4,596	—	—	—	—
Raízen S.A. and its subsidiaries	275	(1,971)	(203)	(3,697)	(15,220)	(7,718)	(65,372)	(68,211)
Rumo S.A. and its subsidiaries	15,810	1,439	49,710	4,064	—	—	—	—
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	—	—	(32,927)	—	(92,638)	—
Other	878	(76)	2,961	(9)	32	(76)	78	(23)
	63,481	76,679	127,534	91,063	(48,115)	(7,794)	(157,932)	(68,234)

Financial result
Cosan Luxembourg S.A.	24,184	25,253	265,186	(577,862)	—	—	—	—
Cosan Overseas Limited	12,454	(2,358)	268,194	(473,207)	—	—	—	—
Raízen S.A. and its subsidiaries	—	—	(10,507)	—	—	—	(10,507)	—
Moove Lubricants Limited	—	—	(4)	—	—	—	—	—
Ligga S.A.	—	—	10,410	—	—		10,410
Other	—	3	—	3	—	—	—	—
	36,638	22,898	533,279	(1,051,066)	—	—	(97)	—
Total	99,820	99,571	659,957	(960,024)	(618,506)	14,894	(1,524,145)	(928,070)

42

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Managers’ and directors’ compensation:

	Parent Company				Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,		Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Short-term employee and key management benefits	15,252	11,928	58,999	32,560	42,153	40,987	149,301	117,448
Share based compensation	4,116	15,410	11,706	43,147	10,185	20,914	26,025	56,415
Post-employment benefits	53	160	160	447	684	635	1,957	1,821
Employment termination benefits	—	—	—	1,645	—	—	—	1,645
Other long-term benefits	—	—	—	—	5,661	1,659	6,633	3,459
Total	19,421	27,498	70,865	77,799	58,683	64,195	183,916	180,788
5.5         Trade payables
	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Material and services suppliers	7,986	2,744	3,208,811	4,205,516
Natural gas / transport and logistics suppliers	—	156	882,776	982,333
	7,986	2,900	4,091,587	5,187,849

Current	7,986	2,900	4,071,632	5,168,593
Non-current	—	—	19,955	19,256
Total	7,986	2,900	4,091,587	5,187,849

5.6         Fair value measurements

The carrying amounts of short-term financial assets and liabilities do not differ significantly from their fair value. The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		September 30, 2025	December 31, 2024	September 30, 2025			December 31, 2024
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investments funds	5.1	1,196,389	2,122,442	—	1,196,389	—	—	2,122,442	—
Marketable securities		3,538,955	3,386,301	245,793	3,293,162	—	—	3,386,301	—
Other financial assets		5,102	4,495	5,102	—	—	4,495	—	—
Investment properties (i)		16,489,000	16,818,919	—	—	16,489,000	—	—	16,818,919
Derivative financial instruments	5.3	1,739,192	3,799,328	—	1,739,192	—	—	3,799,328	—
Total		22,968,638	26,131,485	250,895	6,228,743	16,489,000	4,495	9,308,071	16,818,919
Liabilities
Loans, borrowings and debentures	5.2	(60,913,800)	(66,455,426)	—	(59,388,228)	—	—	(28,294,034)	—
Derivative financial instruments	5.3	(3,009,450)	(3,470,204)	—	(3,009,450)	—	—	(3,470,204)	—
Other trades payable		(12,362)	(12,362)			(12,362)			(12,362)
Total		(63,935,612)	(69,937,992)	—	(62,397,678)	(12,362)	—	(31,764,238)	(12,362)

(i)

The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas - "ABNT"). For the period ended September 30, 2025, there was no fair value adjustment.

43

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

For debt having a market value quoted on the Luxembourg Stock Exchange (LuxSE), the fair value measurement is based on the quoted market price as follows:

Debt	Company	September 30, 2025	December 31, 2024
Senior Notes due 2028	Rumo Luxembourg	99.79%	97.32%
Senior Notes due 2032	Rumo Luxembourg	92.91%	84.30%
Senior Notes due 2027 (i)	Cosan Luxembourg S.A.	—	99.63%

(i)	The debt was settled on March 14, 2025. For further information, see Note 2.1.

5.7         Financial risk management

a) Market Risk

Foreign exchange risk

The Company had the following net exposure to exchange rate fluctuations on assets and liabilities denominated in US dollars, euros and pounds sterling, for companies with the Brazilian real functional currency.

	September 30, 2025	December 31, 2024
Cash and cash equivalents	1,025,189	1,861,070
Marketable securities	89,815	—
Trade receivable	21,239	35,807
Trade payables	(627,086)	(691,312)
Loans, borrowings and debentures	(15,411,750)	(24,263,167)
Lease	(1,922,246)	(2,121,304)
Consideration payable	(180,686)	(246,256)
Derivative financial instruments (notional)	16,658,342	22,576,441
Foreign exchange exposure, net	(347,183)	(2,848,721)

44

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The probable scenario considers the estimated exchange rates at the maturity of the transactions, as presented below:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	92,901	379,048	665,194	(193,244)	(479,390)
Marketable securities	Low FX rate	7,792	32,193	56,595	(16,610)	(41,012)
Trade receivable	Low FX rate	1,831	7,565	13,298	(3,903)	(9,637)
Trade payables	High FX rate	(51,321)	(212,041)	(372,762)	109,400	270,119
Loans, borrowings and debentures	High FX rate	(1,337,754)	(3,277,329)	(7,465,022)	(255,053)	6,609,196
Lease	High FX rate	(166,759)	(648,120)	(1,170,371)	232,825	836,855
Consideration payable	High FX rate	(16)	(65)	(114)	33	83
Derivative financial instruments (notional)	Low FX rate	316,670	4,069,629	7,965,011	(3,695,410)	(7,541,946)
Impacts on profit or loss before taxes		(1,062,142)	658,752	233,061	(3,980,807)	(747,937)
Impacts on other comprehensive income		(74,514)	(307,872)	(541,232)	158,845	392,205

	Exchange rate sensitivity analysis
	September 30, 2025	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.3186	5.7800	7.2250	8.6700	4.3350	2.8900
Euro	6.2414	6.9938	8.7423	10.4907	5.2454	3.4969
GBP	7.1514	7.9764	9.9705	11.9646	5.9823	3.9882

Interest rate risk

Below is a sensitivity analysis of interest rates on loans and borrowings, leasing, other liabilities and financial assets, linked to the CDI rate with 25% and 50% pre-tax increases and decreases:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,647,936	2,060,740	2,472,496	1,236,249	824,560
Marketable securities	437,038	546,522	655,716	327,872	218,678
Restricted cash	29,874	37,359	44,822	22,412	14,948
Lease and concession in installments	(107,222)	(134,046)	(160,871)	(80,474)	(53,650)
Leases liabilities	(507,563)	(525,205)	(542,868)	(489,937)	(472,274)
Derivative financial instruments	(3,318,286)	(3,566,966)	(4,414,907)	(1,729,368)	(718,904)
Loans, borrowings and debentures	(4,035,952)	(4,892,735)	(5,846,291)	(3,035,347)	(2,091,864)
Other financial liabilities	(71,057)	(88,861)	(106,612)	(53,306)	(35,555)
Impacts on profit or loss before taxes	(5,925,636)	(6,563,697)	(7,899,121)	(3,802,202)	(2,314,263)
Impacts on other comprehensive income	404	505	606	303	202

45

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Part of the amount shown under derivatives financial instruments corresponds to the Total Return Swap (TRS):

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Derivative financial instruments	(49,555)	(61,953)	(74,351)	(37,193)	(24,796)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil ("BACEN"), as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	13.83%	17.29%	20.75%	10.38%	6.92%
CDI	13.73%	17.17%	20.60%	10.30%	6.87%
TJLP462 (TJLP + 1% p.a.)	9.60%	11.75%	13.90%	7.45%	5.30%
TJLP	8.60%	10.75%	12.90%	6.45%	4.30%
IPCA	4.39%	5.48%	6.58%	3.29%	2.19%
IGPM	4.85%	6.06%	7.27%	3.63%	2.42%
Fed Funds	3.25%	4.06%	4.88%	2.44%	1.63%
SOFR	2.96%	3.70%	4.44%	2.22%	1.48%
CPI	2.88%	3.60%	4.32%	2.16%	1.44%

Price risk

•  Natural Gas

		Scenarios
Instrument	Risk factor	Exposure	25%	50%	(25%)	(50%)
Commodities derivatives	Price variation US$ / bbl	13,849	20,890	41,790	(20,900)	(41,800)

•  Options

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call spread)	1.34%	24,622	127,245	265,882	(8,789)	(20,250)

Call Option (“Call”)

The Company has a call option that gives it the right to repurchase all preferred shares of Cosan Nove and Cosan Dez, which may be exercised as of the third year after the execution of the respective agreements in December 2022.

On September 30, 2025, the Company measured the fair value of the call option and concluded that the option is out of price.

Contingent put option

In the shareholders' agreements entered into between the Company and the banks Itaú and Bradesco regarding the issuance of preferred shares, it was defined that both financial institutions have a contingent put option only when the specific adverse material effects provided for in the contract occur, which are under the Company's control and, therefore, do not constitute a financial obligation.

The prices for the exercise of the options are calculated based on the initial amounts adjusted by a weighted average rate of CDI + 0.60%, minus the dividends received by non-controlling shareholders during that period, which, on September 30, 2025, is represented by the amounts of R$2,401,772 and R$4,048,114, respectively.

•  Total Return Swap (TRS)

The Company is exposed to risks linked to the price of Cosan's shares (ticker CSAN3). In order to mitigate these exposures, total return swap derivatives of 106,695,312 shares were contracted, in which the Company receives the variation in the share price and dividends on the active side and pays CDI + 0.97% p.a. on the passive side.

46

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The sensitivity analysis considers the closing price of the shares, as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Net exposure option	(361,518)	164,578	329,155	(164,578)	(329,155)
Value of the share (CSAN3)	6.17	7.71	9.26	4.63	3.09

b) Credit risk

The Company's regular operations expose it to potential defaults when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The credit risk exposure was as follows:

	September 30, 2025	December 31, 2024
Cash and cash equivalents	12,898,403	16,903,542
Trade receivables	4,014,944	3,995,734
Marketable securities	3,293,162	3,386,301
Restricted cash	217,525	174,303
Derivative financial instruments	1,739,192	3,799,328
Receivables from related parties	212,229	399,889
Receivable dividends and interest on equity	24,617	153,548
Other financial assets	5,102	4,495
Total	22,405,174	28,817,140

The Company is exposed to risks related to its cash management activities and temporary investments.

The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivatives financial instruments is determined by rating agencies widely accepted by the market, as presented below:

	September 30, 2025	December 31, 2024
AAA	17,065,173	22,706,407
AA	963,624	803,935
A	—	571,942
Not rated	119,485	181,190
Total	18,148,282	24,263,474

c) Liquidity risk

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	September 30, 2025					December 31, 2024
	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(5,570,309)	(5,744,037)	(30,734,326)	(37,685,184)	(79,733,856)	(64,570,345)
Trade payables	(4,071,632)	(19,955)	—	—	(4,091,587)	(10,670,813)
Other financial liabilities	(629,202)	—	—	—	(629,202)	(770,103)
Installment of tax debts	(9,624)	(13,877)	(3,213)	(224,988)	(251,702)	(454,885)
Leases	(1,086,678)	(1,323,299)	(1,057,763)	(20,429,074)	(23,896,814)	(20,948,336)
Lease and concession in installments	(224,625)	(221,436)	(438,225)	(187,553)	(1,071,839)	(1,281,108)
Related party payables	(342,008)	(1,175)	—	—	(343,183)	(416,410)
Dividends payable	(95,699)	—	—	—	(95,699)	(96,722)
Consideration payable	(9,308)	(9,308)	(30,050)	(101,458)	(150,124)	(185,622)
Derivative financial instruments	(3,141,388)	(1,295,031)	(687,901)	10,896,327	5,772,007	6,528,439
Sectorial financial liabilities (i)	(80,054)	—	—	—	(80,054)	(64,718)
	(15,260,527)	(8,628,118)	(32,951,478)	(47,731,930)	(104,572,053)	(92,930,623)

(i)	The Company has long-term sector liabilities recorded in its indirect subsidiary Comgás, which are not shown in the schedule due to uncertainties related to the disbursement period.

47

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

6.           Investment in subsidiaries and associates
6.1         Investments in subsidiaries

The Company's subsidiaries are listed below:

	September 30, 2025	December 31, 2024
Directly owned subsidiaries excluding treasury shares
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	87.27%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	98.13%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A.	50.00%	50.00%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.	50.00%	50.00%
Terras da Ponta Alta S.A.	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A.	50.00%	50.00%
Manacá Propriedades Agrícolas S.A.	50.00%	50.00%
Paineira Propriedades Agrícolas S.A.	50.00%	50.00%
Tellus Brasil Participações S.A.	20.00%	20.00%
Janus Brasil Participações S.A.	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A.	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A.	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A.	30.31%	30.40%

Note: Considers direct and indirect participation in subsidiaries, excluding treasury shares.
(i)	As of September 30, 2025, the subsidiary Cosan Luxembourg S.A. had a uncovered liability of R$350,343, as shown below. Notwithstanding this situation, the Company assessed the circumstances and concluded that there are no other events or conditions that, individually or collectively, raise significant doubts about Cosan Luxembourg S.A.'s ability to continue as a going concern. The subsidiary has the financial support of the Company.

48

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The following are the investments in subsidiaries as of September 30, 2025, considered relevant to the Company:

a) Parent Company

	Shares issued by the subsidiary	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A.	7,663,761,736	6,688,357,663	87.27%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	157,000	98.13%	98.13%
Cosan Global Limited	1,300	1,300	100.00%	100.00%
Cosan Dez Participações S.A.	3,473,458,688	2,667,494,859	76.80%	72.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	14,360,726	5,952,521	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	126,200,853	52,310,254	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	106,907,867	64,243,260	60.09%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	35,988	21,732	60.39%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,132,621	7,346,670	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	24,474,635	70.00%	70.00%
Rumo
Rumo S.A.	1,858,828,617	562,529,490	30.31%	30.31%

49

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Balance as at January 1, 2025	Interest in earnings of investees	Capital increase (reduction)	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Purchase of a shareholding	Incorporation of subsidiary	Others	Balance as at September 30, 2025	Dividend receivable (i)
Cosan Corporate
Cosan Corretora de Seguros Ltda.	3,333	1,559	—	—	—	—	—	—	—	4,892	—
Cosan Nove Participações S.A.	7,153,309	(1,755,982)	331,000	(975,073)	236,784	—	2,169,000	—	(79,474)	7,079,564	—
Cosan Dez Participações S.A.	3,366,248	575,686	—	(34)	7,870	—	—	—	—	3,949,770	11,717
Pasadena Empreendimentos e Participações S.A.	(251)	(238)	250	—	—	—	—	—	239	—	—
Cosan Oito S.A.	9,601,259	—	—	—	18,322	—	—	(9,619,581)	—	—	—
Cosan Global	129,764	(32,135)	2,892	—	—	—	—	—	146	100,667	—
Outros	31,631	197	(6,498)	—	(2,377)	—	—	—	—	22,953	—
Radar
Radar II Propriedades Agrícolas S.A.	1,241,246	21,045	(1,536)	—	—	(28,652)	—	—	—	1,232,103	—
Radar Propriedades Agrícolas S.A.	266,250	2,925	—	—	—	(19,357)	—	—	—	249,818	—
Nova Agrícola Ponte Alta S.A.	455,407	7,694	—	—	—	(7,461)	—	—	—	455,640	—
Nova Santa Bárbara Agrícola S.A.	35,942	629	(7,451)	—	—	(15,660)	—	—	—	13,460	—
Nova Amaralina S.A. Propriedades Agrícolas	229,289	4,004	—	—	—	(7,658)	—	—	—	225,635	133
Terras da Ponte Alta S.A.	98,121	1,694	—	—	—	(5,599)	—	—	—	94,216	—
Paineira Propriedades Agrícolas S.A.	231,839	5,654	—	—	—	(5,803)	—	—	—	231,690	—
Manacá Propriedades Agrícolas S.A.	226,538	5,037	—	—	—	(5,181)	—	—	—	226,394	—
Castanheira Propriedades Agrícolas S.A.	325,220	3,900	—	—	—	(7,047)	—	—	—	322,073	—
Tellus Brasil Participações S.A.	767,096	14,754	—	—	—	(17,170)	—	—	—	764,680	—
Janus Brasil Participações S.A.	1,198,363	30,605	—	—	—	(38,703)	—	—	—	1,190,265	—
Duguetiapar Empreendimentos e Participações S.A.	735	38	—	—	—	—	—	—	—	773	—
Gamiovapar Empreendimentos e Participações S.A.	143,697	2,211	—	—	—	(2,838)	—	—	—	143,070	—
Moove
Moove Lubricants Holdings	1,325,556	332,289	—	—	(40,722)	—	—	—	—	1,617,123	—
Outros	460	(21)	—	—	(33)	(276)	—	—	—	130	—
Rumo
Rumo S.A.	4,477,644	193,833	—	(13,802)	(26,608)	(455,893)	—	—	9,621	4,184,795	—
Total investment in subsidiaries	31,308,696	(584,622)	318,657	(988,909)	193,236	(617,298)	2,169,000	(9,619,581)	(69,468)	22,109,711	11,850
Corporate
Pasadena Empreendimentos e Participações S.A.	—	—	—	—	—	—	—	—	(239)	(239)	—
Cosan Luxembourg S.A.	(263,722)	(86,621)	—	—	—	—	—	—	—	(350,343)	—
Total provision for uncovered liability of subsidiary	(263,722)	(86,621)	—	—	—	—	—	—	(239)	(350,582)	—
Total	31,044,974	(671,243)	318,657	(988,909)	193,236	(617,298)	2,169,000	(9,619,581)	(69,707)	21,759,129	11,850

(i)	Dividends receivable by Cosan S.A. from its subsidiaries.

50

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Consolidated

	Number of shares of the investee	Investor's shares	Investor's interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	100,000	20.00%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Terminal XXXIX S.A.	14,200,000	7,100,000	50.00%
Terminal Multimodal de Grãos e Fertilizantes S.A.	111,615,803	55,807,902	50.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%

The relevant movements that impacted the consolidated balances of the condensed interim individual and consolidated financial statements are detailed in Explanatory Note 2.1.

6.2          Non-controlling interest in subsidiaries

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	106,907,867	85,526,294	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	35,988	28,790	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,123,621	9,706,097	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	14,360,726	7,180,363	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	126,200,853	63,100,427	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,858,828,617	1,296,299,127	69.69%
Moove
Moove Lubricants Holdings	34,963,764	10,489,129	30.00%
Corporativo
Cosan Nove Participações S.A.	7,663,761,736	975,404,073	12.73%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.88%
Cosan Dez Participações S.A.	3,473,458,688	805,963,829	23.20%

51

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	Balance as at January 1, 2025	Profit attributable to non-controlling interests	Capital increase	Other comprehensive income	Dividends	Change of equity interest in subsidiary	Other	Balance as ot September 30, 2025
Compass
Companhia de Gás de São Paulo - COMGÁS	26,637	8,759	—	(795)	(813)	—	—	33,788
Commit Gás S.A.	1,357,447	123,067	—	—	(68,910)	—	—	1,411,604
Companhia Paranaense de Gás - COMPAGAS	460,508	3,384	—	—	(13,453)	—	—	450,439
Biometano Verde Paulínia S.A.	238,239	(1,387)	—	—	—	—	—	236,852
Compass Gás e Energia	557,943	128,554	—	1,397	(6)	—	—	687,888
Rumo
Rumo S.A.	10,457,452	458,478	3,296	(61,144)	(1,050,184)	5,734	9,381	9,823,013
Moove
Moove Lubricants Holdings	566,991	142,084	—	(17,452)	—	—	276	691,899
Corporativo
Cosan Limited Partners Brasil Consultoria Ltda.	5	17	—	—	—	—	—	22
Cosan Nove Participações S.A.	2,164,445	(898,162)	89,084	50,459	(331,000)	(1,193,927)	2,655	(116,446)
Cosan Dez Participações S.A.	980,133	370,271	—	2,378	—	(11)	—	1,352,771
Radar
Janus Brasil Participações S.A.	5,051,050	124,419	—	—	(157,340)	—	—	5,018,129
Tellus Brasil Participações S.A.	3,124,858	59,980	—	—	(69,801)	—	—	3,115,037
Gamiovapar Empreendimentos e Participações S.A.	591,606	3,662	—	—	(11,537)	—	—	583,731
Duguetiapar Empreendimentos e Participações S.A.	(2,338)	5,480	—	—	—	—	—	3,142
Radar II Propriedades Agrícolas S.A.	1,176,870	21,045	(1,536)	—	(28,652)	—	—	1,167,727
Radar Propriedades Agrícolas S.A.	255,348	2,925	—	—	(19,357)	—	—	238,916
Nova Agrícola Ponte Alta S.A.	430,599	7,694	—	—	(7,461)	—	—	430,832
Nova Amaralina S.A. Propriedades Agrícolas	38,998	4,004	—	—	(7,658)	—	—	35,344
Nova Santa Bárbara Agrícola S.A.	205,827	629	(7,451)	—	(15,660)	—	—	183,345
Terras da Ponte Alta S.A.	90,250	1,694	—	—	(5,599)	—	—	86,345
Paineira Propriedades Agrícolas S.A.	220,407	5,654	—	—	(5,803)	—	—	220,258
Manacá Propriedades Agrícolas S.A.	216,478	5,037	—	—	(5,181)	—	—	216,334
Castanheira Propriedades Agrícolas S.A.	284,845	3,900	—	—	(7,047)	—	—	281,698
Total	28,494,598	581,188	83,393	(25,157)	(1,805,462)	(1,188,204)	12,312	26,152,668

52

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

6.3          Acquisition of subsidiaries

DIPI Holding Ltda.

On January 2, 2025, the subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) acquired 100% of the shares of DIPI Holding Ltda. and its subsidiary (“PAX Group”) for the amount of R$329,006. Of this amount, R$232,886 was paid on the transaction date, and the remaining R$96,120 is to be settled in two installments on the first and second anniversaries of the acquisition date. The net cash effect on the consolidated financials from the acquisition was R$213,086, considering the cash acquired from the PAX Group at the acquisition date and amounts owed by former shareholders to the PAX Group.

The first deferred installment is fixed. The second installment is an earn-out and is subject to adjustments based on the change in consolidated EBITDA between the closing date and the respective measurement periods. If the consolidated EBITDA is lower than the base EBITDA adjusted for inflation (based on Brazil’s IPCA index) during the period, the sellers will receive a proportionally reduced amount. Additionally, the second deferred installment may be increased cumulatively under the following conditions: (i) the first deferred installment is subject to a negative adjustment; (ii) the adjustment to the second installment is positive; and (iii) the EBITDA for the first period is equal to or exceeds 70% of the base EBITDA, adjusted for IPCA inflation between the closing and measurement dates, up to a maximum total deferred payment of R$100,000.

The acquisition was accounted for using the acquisition method, as provided for in IFRS 3 and CPC 15. The significant accounting policies applied include recognizing and measuring the identifiable assets acquired and liabilities assumed at their fair value on the acquisition date.

The PAX Group, based in Brazil, specializes in the production and sale of greases and lubricating oils, as well as the manufacture of plastic packaging for the lubricants market. The aim of the acquisition was:

•	To increase synergies in relation to supply chain planning,
•	Expand the product portfolio by increasing the mix,
•	Gain access to the restricted packaging market and
•	Incorporate knowledge of grease technologies and applications.

As of September 30, 2025, the fair value of the identifiable assets acquired totaled R$127,867, allocated as follows:

•	Customer portfolio: R$57,808. The fair value was determined using the Multi-Period Excess Earnings Method (MPEEM), which considered a five-year sales history and the customer churn rate to estimate the retention rate. Based on these assumptions, discounted cash flows were calculated to determine the fair value adjustment.
•	Trade markets and patents: R$13,254. The fair value was determined using the Royalty Relief Method (RRM), which relied on royalty rates practiced by comparable companies in the market (1.5%) to estimate the avoided royalty payments resulting from the acquired trademark, discounted to present value.
•	Inventories: R$2,794. The fair value was determined using a market approach.
•	Property plant and equipment: R$54,011. The fair value was assessed based on replacement cost.

On the acquisition date, a preliminary goodwill of R$236,469 was recognized, representing the expected future economic benefits arising from synergies and other intangible factors not individually identifiable. The goodwill balance as at September 30, 2025, with the final allocation of the appraisal report, became R$226,740, with changes in the fair value allocations in fixed assets and customer portfolio.

From the acquisition date until September 30, 2025, the consolidated income statement includes revenues and net income generated by the PAX Group in the amounts of R$349,911 and R$34,314, respectively.

Both the fair value and the gross contractual value of the acquired receivables total R$18,408. The Company does not expect significant losses from the non-realization of these receivables.

53

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The table below summarizes the values of the assets acquired and liabilities assumed on the acquisition date:

Transferred consideration
Cash transfer - on the closing date	232,886
Remaining installments	96,120
Transferred consideration	329,006

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	2,400
Trade receivables	18,408
Inventories	36,576
Other recoverable taxes	9,965
Property plant and equipment	91,239
Goodwill	226,740
Intangible assets (Except goodwill)	71,062
Other credits	18,583
Loans, borrowings and debentures	(77,002)
Trade payables	(7,444)
Other current liabilities	(18,046)
Deferred tax liabilities	(43,475)
Net assets acquired	329,006
Cash received	(2,400)
Consideration transferred, net of cash	326,606

54

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

7.            Investment in joint ventures

The movements in the Parent Company 's investments in its jointly controlled companies were as follows:

	Raízen S.A.	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	24,800,000
Shares held by Cosan	517,625,474	12,400,000
Cosan ownership interest	5.00%	50.00%
Balance as at January 1, 2025	1,184,466	8,606	1,193,072
Interest in earnings of joint ventures	(340,122)	2,594	(337,528)
Other comprehensive income	38,390	—	38,390
Balance as at September 30, 2025	882,734	11,200	893,934

The movements in the investment in subsidiaries together in the consolidated were as follows:

	Raízen S.A. (i)	Terminal Alvorada S.A.	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	134,936,162	24,800,000
Shares held by Cosan	4,557,597,117	67,468,081	12,400,000
Cosan ownership interest	5.00%	50.00%	50.00%
Percentage of indirect interest (Cosan Nove)	25.84%	—	—
Total	30.84%	50.00%	50.00%

Balance as at January 1, 2025	10,495,317	41,121	8,606	10,545,044
Interest in earnings of joint ventures	(2,994,707)	(5,419)	2,594	(2,997,532)
Other comprehensive income	338,012	—	—	338,012
Dividends	—	15,000	—	15,000
Balance as at September 30, 2025	7,838,622	50,702	11,200	7,900,524

Raízen S.A.

(i)	The Company's total interest in Raízen S.A. is comprised of a 5.00% direct interest and a 39.06% indirect interest, through Cosan Nove. The disclosed percentage of 25.84% refers to the economic benefit, calculated based on the result of Cosan S.A's interest in its subsidiary Cosan Nove (66.16%), multiplied by the indirect interest of 39.06%. In the Company's consolidated information statements, direct and indirect interests are added together, and the impact related to non-controlling shareholders' interest in Cosan Nove is presented in the line item for income attributable to non-controlling shareholders.

The joint venture’s statement of financial position and statement of profit or loss are disclosed in the explanatory note 4 - Information by segment.

As of September 30, 2025, the Company was in compliance with the covenants of the agreement governing the joint venture.

55

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

8.         Property, plant and equipment, intangible assets and goodwill, right-of-use assets and impairment loss
8.1         Property, plant and equipment

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives	Permanent railways	Construction in progress	Other assets	Total	Total
Cost
Balance as at January 1, 2025	2,568,098	3,946,765	9,176,942	13,814,183	7,080,796	812,698	37,399,482	90,929
Additions	7,957	3,339	2,402	—	4,650,633	2,540	4,666,871	6,198
Write-offs	(46,745)	(152,848)	(240,916)	(5,725)	(50,300)	(35,414)	(531,948)	—
Transfers (i)	11,506	149,958	1,604,625	1,675,925	(3,038,744)	54,036	457,306	(753)
Exchange differences	(31,497)	(58,438)	—	—	(6,813)	(40,185)	(136,933)	—
Business combination	50,772	35,719	—	—	29	7,398	93,918	—
Balance as at September 30, 2025	2,560,091	3,924,495	10,543,053	15,484,383	8,635,601	801,073	41,948,696	96,374

Depreciation
Balance as at January 1, 2025	(690,143)	(1,318,421)	(4,951,433)	(6,711,147)	(414,892)	(294,430)	(14,380,466)	(51,891)
Additions	(51,207)	(234,881)	(481,378)	(632,569)	—	(42,737)	(1,442,772)	(8,175)
Write-offs	35,978	131,444	200,418	111	—	14,484	382,435	—
Transfers (i)	(3,772)	5,237	(373,050)	55,882	—	289	(315,414)	—
Exchange differences	8,455	23,999	—	—	—	21,121	53,575	—
Impairment	(78,172)	(124,764)	(149,385)	(450,625)	(143,652)	(440)	(947,038)	—
Balance as at September 30, 2025	(778,861)	(1,517,386)	(5,754,828)	(7,738,348)	(558,544)	(301,713)	(16,649,680)	(60,066)

Balance as at January 1, 2025	1,877,955	2,628,344	4,225,509	7,103,036	6,665,904	518,268	23,019,016	39,038
Balance as at September 30, 2025	1,781,230	2,407,109	4,788,225	7,746,035	8,077,057	499,360	25,299,016	36,308

(i)	The remaining balance in the transfer line includes the amount of R$(105,028) for recoverable taxes, R$(67,454) for intangible assets and R$314,374 for right of use.

56

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

8.2           Intangible assets and goodwill

	Consolidated								Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Supply Agreement	Other	Total	Total
Cost
Balance as at January 1, 2025	1,585,021	28,907,633	268,212	196,070	3,078,762	574,363	787,743	35,397,804	26,857
Additions	—	—	—	—	68,221	—	75,014	143,235	2,577
Write-offs	(4,419)	(138,698)	—	—	—	—	(110)	(143,227)	—
Business combination	226,740	—	—	13,538	57,808	—	276	298,362	—
Transfers (i)	—	1,096,684	—	—	770	—	68,174	1,165,628	753
Exchange differences	(107,848)	(7,437)	(9,263)	(22,301)	(207,877)	—	(13,301)	(368,027)	—
Balance as at September 30, 2025	1,699,494	29,858,182	258,949	187,307	2,997,684	574,363	917,796	36,493,775	30,187

Amortization
Balance as at January 1, 2025	—	(6,752,828)	(79,868)	(9,201)	(1,736,395)	—	(488,727)	(9,067,019)	(16,984)
Additions	—	(817,886)	(5,224)	(339)	(215,931)	—	(49,722)	(1,089,102)	(1,698)
Write-offs	—	68,556	—	—	—	—	40	68,596	—
Transfers (i)	—	5,297	—	—	—	—	4	5,301	—
Exchange differences	—	7,437	568	—	67,651	—	2,256	77,912	—
Impairment	—	—	—	—	—	—	(13,685)	(13,685)	—
Balance as at September 30, 2025	—	(7,489,424)	(84,524)	(9,540)	(1,884,675)	—	(549,834)	(10,017,997)	(18,682)

Balance as at January 1, 2025	1,585,021	22,154,805	188,344	186,869	1,342,367	574,363	299,016	26,330,785	9,873
Balance as at September 30, 2025	1,699,494	22,368,758	174,425	177,767	1,113,009	574,363	367,962	26,475,778	11,505

(i)	The amount indicated in the transfer line includes R$1,164,266 transferred from contract assets, R$(89,227) transferred to financial assets, R$67,454 transferred from fixed assets, and R$28,436 reallocated from recoverable taxes.

57

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

8.3         Right-of-use assets

	Consolidated								Parent Company
	Land, buildings and improvements	Machinery, equipment and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
Balance as at January 1, 2025	646,024	589,214	957,260	87,720	176,697	1,594,434	8,980,587	13,031,936	44,079
Additions	107,353	24,459	—	—	97,099	59,482	150,410	438,803	—
Contractual adjustments	7,755	28,839	10,494	259	(7,031)	—	179,479	219,795	—
Write-offs	(12,961)	(44,627)	—	—	(332)	—	—	(57,920)	—
Transfers (i)	—	—	(686,837)	—	—	—	—	(686,837)	—
Exchange differences	(42,205)	(4,511)	—	—	(22,003)	—	—	(68,719)	—
Fair value adjustment	2,943	—	—	—	168	—	—	3,111	—
Balance as at September 30, 2025	708,909	593,374	280,917	87,979	244,598	1,653,916	9,310,476	12,880,169	44,079

Amortization
Balance as at January 1, 2025	(321,130)	(209,627)	(505,145)	(29,853)	(54,645)	(116,379)	(1,836,406)	(3,073,185)	(26,522)
Additions	(105,524)	(51,896)	(9,863)	(3,584)	(41,952)	(60,474)	(195,225)	(468,518)	(3,468)
Write-offs	2,803	23,373	—	—	1,121	—	—	27,297	287
Transfers (i)	—	—	372,463	—	—	—	—	372,463	—
Exchange differences	21,919	2,666	—	—	3,559	—	—	28,144	—
Impairment	—	(237)	(253)	—	(1,583)	—	(37,298)	(39,371)	—
Balance as at September 30, 2025	(401,932)	(235,721)	(142,798)	(33,437)	(93,500)	(176,853)	(2,068,929)	(3,153,170)	(29,703)

Balance as at January 1, 2025	324,894	379,587	452,115	57,867	122,052	1,478,055	7,144,181	9,958,751	17,557
Balance as at September 30, 2025	306,977	357,653	138,119	54,542	151,098	1,477,063	7,241,547	9,726,999	14,376

(i)	The amount indicated in the transfer line includes R$(314,374) transferred to fixed assets.

58

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

8.4        Impairment loss

Impairment Loss at Rumo Malha Sul S.A.

As a result of the extreme weather events that impacted the state of Rio Grande do Sul in the second quarter of 2024, the railway infrastructure of Rumo Malha Sul S.A. (“Rumo Malha Sul”) suffered significant damage.

During the nine-month period ended September 30, 2025, considering the persistence of loss indicators and the fact that the assets were destroyed or had their use rendered unfeasible for an indefinite period, Rumo Malha Sul constituted a provision for reduction to recoverable value in the amount of R$1,000,094.

9.           Income taxes

a) Reconciliation of income tax and social contribution expenses:

	Parent Company				Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,		Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Profit (loss) before taxes	(1,257,724)	110,603	(3,172,668)	(1,275,727)	(467,146)	1,504,884	(1,321,486)	674,785
Income tax and social contribution at nominal rate (34%)	427,626	(37,605)	1,078,707	433,747	158,830	(511,661)	449,305	(229,427)
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	(115,760)	231,461	(342,982)	769,695	(328,255)	166,000	(963,662)	628,593
Differences in tax rates on earnings from operating profit	10,903	(30,952)	—	(59,422)	5,467	(30,151)	(45,127)	(61,152)
Granted income tax incentive	—	—	—	—	90,527	121,326	276,013	318,632
Interest on shareholders’ equity	—	—	—	—	(5,314)	(133,988)	(7,893)	(133,988)
Non-deductible expenses (donations, gifts, etc.)	—	—	—	—	(2,080)	292	(8,168)	(8,491)
Tax losses not recognized	(255,124)	—	(1,546,309)	—	(341,839)	(85,967)	(2,027,563)	(1,020,057)
ICMS benefit - extemporaneous tax credits	—	—	—	—	—	—	—	25,645
ICMS benefit - current year	—	—	—	—	—	—	—	(521)
Provision for non-realization of the benefit of the federative covenant	—	—	—	—	—	—	(145)	885
Provision for non-realization of the benefit of the federative covenant - Interest and fine	—	—	—	—	—	—	—	25,851
Selic on indebtedness	5,050	5,675	17,478	15,632	13,065	11,825	38,586	48,809
Rate differential	—	—	—	—	22,162	31,887	83,236	84,346
Other	(151)	(7,883)	46,660	(31,909)	20,154	(79,608)	188,978	(65,012)
Income tax and social contribution (current and deferred)	72,544	160,696	(746,446)	1,127,743	(367,283)	(510,045)	(2,016,440)	(385,887)

Effective rate - %	(5.77)%	145.29%	23.53%	(88.40)%	78.62%	(33.89)%	152.59%	(57.19)%

59

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Deferred income tax assets and liabilities:

Bellow are presented the tax effects of temporary differences that give rise to significant parts of the Company's deferred tax assets and liabilities:

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Deferred tax assets from:
Income taxes losses	—	—	1,798,763	1,699,262
Negative base of social contribution	—	—	604,462	560,110
Temporary differences:
Foreign exchange variation - Loans and borrowings	1,087,497	2,159,160	1,239,699	2,669,489
Provision for lawsuits	66,721	64,335	282,762	272,886
Impairment provision (Rumo Malha Oeste)	—	—	32,900	23,436
Post-employment benefit obligation	—	—	131,567	128,046
Provisions for uncertain tax credits and tax losses	—	—	50,432	44,202
Provision for non-recoverability of taxes	2,580	2,580	67,040	70,719
Share-based payment transactions	23,232	19,336	103,706	103,454
Leases	2,051	2,347	211,019	312,402
Unrealized loss with derivatives	364,085	—	799,766	390,622
Fair value adjustment on debt	—	—	58,852	—
Provisions for profit sharing	12,488	11,212	87,754	131,254
Business combination - Intangible assets	—	—	106,699	124,628
Business combination - Fixed assets	—	—	1,854	1,854
Selic on indebtedness	48,160	48,160	73,390	76,745
Other provisions	166,317	140,077	716,808	682,385
Deferred tax on pre-operating income	—	—	70,081	79,402
Regulatory asset (liability)	—	—	—	8,396
Other	18,833	205	153,490	245,221
Total	1,791,964	2,447,412	6,591,044	7,624,513
Deferred tax liabilities from:
Temporary differences
Foreign exchange variation - Loans and borrowings	—	—	(72,919)	(347)
Provision for lawsuits	—	—	—	(107)
Temporary differences	—	—	(30,783)	—
Useful life review	—	—	(770,107)	(531,081)
Business combination – Fixed assets	—	—	(159,584)	(161,784)
Tax goodwill	—	—	(602,668)	(645,297)
Unrealized income with derivatives	—	(156,611)	(302,408)	(369,763)
Fair value adjustment on debt	—	—	(559,173)	(801,022)
Marketable securities	(10,564)	—	(10,564)	—
Investment properties	—	—	(469,593)	(496,395)
Goods intended for sale	—	—	(10,367)	(962)
Effects on the formation of joint ventures	(100,794)	(102,070)	(100,794)	(167,196)
Business Combination - Intangible assets	—	—	(4,940,091)	(4,990,657)
Post-employment obligations	—	—	(4,810)	(4,810)
Share-based payment transactions	—	—	(16,647)	—
Leases	—	—	(9,031)	(11,557)
Provision	(449,153)	(449,153)	(449,153)	(449,153)
Other	—	18,832	(460,070)	(472,592)
Total	(560,511)	(689,002)	(8,968,762)	(9,102,723)

Total deferred taxes recorded	1,231,453	1,758,410	(2,377,718)	(1,478,210)
Deferred tax assets	1,231,453	1,758,410	3,621,453	4,495,296
Deferred tax liabilities	—	—	(5,999,171)	(5,973,506)
Total deferred, net	1,231,453	1,758,410	(2,377,718)	(1,478,210)

60

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Changes in deferred tax assets and liabilities:

	Parent Company
Assets	Unrealized loss with derivatives	Provisions	Leases	Employee benefit	Foreign exchange variation - Loans and borrowings	Other	Total
Balance as at January 1, 2025	—	206,992	2,347	30,548	2,159,160	48,365	2,447,412
Impact on the result of the period	364,085	28,626	(296)	5,172	—	18,628	416,215
Foreign exchange differences	—	—	—	—	(1,071,663)	—	(1,071,663)
Balance as at September 30, 2025	364,085	235,618	2,051	35,720	1,087,497	66,993	1,791,964

	Parent Company
Liabilities	Effects on the formation of joint ventures	Unrealized loss with derivatives	Provisions	Other	Total
Balance as at January 1, 2025	(102,070)	(156,611)	(449,153)	18,832	(689,002)
Impact on the result of the period	1,276	156,611	—	(248,613)	(90,726)
Recognized in shareholders' equity	—	—	—	8,498	8,498
Cosan Oito incorporation	—	—	—	210,719	210,719
Balance as at September 30, 2025	(100,794)	—	(449,153)	(10,564)	(560,511)

Total deferred taxes recognized					1,231,453

61

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
Assets	Tax loss and negative basis	Unrealized gains on derivatives	Provisions	Leases	Employee benefits	Intangible assets	Exchange rate variation - Loans and financing	Other	Total
Balance as at January 1, 2025	2,259,372	390,622	1,093,628	312,402	128,046	124,628	2,669,489	646,326	7,624,513
Impact on the result of the period	143,853	409,144	99,789	(101,383)	3,521	(17,929)	—	(97,199)	439,796
Foreing exchange differences	—	—	—	—	—	—	(1,429,790)	—	(1,429,790)
Business combination	—	—	(43,475)	—	—	—	—	—	(43,475)
Balance as at September 30, 2025	2,403,225	799,766	1,149,942	211,019	131,567	106,699	1,239,699	549,127	6,591,044

	Consolidated
Liabilities	Effects on the formation of joint ventures	Unrealized gains on derivatives	Provisions	Post-employment obligation	Intangible assets	Property plant and equipment	Exchange rate variation - Loans and financing	Fair value adjustment	Other	Total
Balance as at January 1, 2025	(167,196)	(369,763)	(449,260)	(4,810)	(4,990,657)	(531,081)	(347)	(801,022)	(1,788,587)	(9,102,723)
Impact on the result of the period	66,402	67,355	107	—	50,566	(239,026)	(72,572)	241,849	(16,954)	97,727
Recognized in shareholders' equity	—	—	—	—	—	—	—	—	36,234	36,234
Balance as at September 30, 2025	(100,794)	(302,408)	(449,153)	(4,810)	(4,940,091)	(770,107)	(72,919)	(559,173)	(1,769,307)	(8,968,762)

Total deferred taxes recognized										(2,377,718)

d) Uncertainties regarding the treatment of income tax

The Company is engaged in administrative and judicial discussions with Brazilian tax authorities regarding certain interpretations and tax positions adopted in the calculation of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”). The final determination of these matters is uncertain and may be influenced by factors external to the Company, such as changes in case law and modifications to tax laws and regulations. In accordance with IFRIC 23/ICPC 22 - Uncertainty over Treatment of Income Taxes (“IFRIC 23/ICPC 22”), the Company assesses, for each uncertain tax treatment, whether it is probable that the tax authority will accept the treatment used or planned in the calculation of the taxes.

Only in cases where the Company concludes that it is not likely that the tax authority will accept the uncertain tax treatment, the effects of the uncertainty are recognized based on the best method of predicting the resolution of the issue, either at the most probable value or at the expected value.

The tax positions adopted by the Company are based on the opinions of specialized legal advisors. The Company is subject to review by tax authorities regarding income tax for a period of up to 10 years, depending on the jurisdiction in which it operates.

As of September 30, 2025, the total amount of assessed values under discussion with the tax authorities regarding these issues, in which is likely that the tax authorities will accept the uncertain tax treatment, was R$1,484,333 at the Parent Company (R$1,395,568 as of December 31, 2024) and R$6,099,783 at the Consolidated (R$7,052,491 as of December 31, 2024).

62

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

10.         Provision for legal proceedings and judicial deposits

a) Probable losses and judicial deposits:

	Provision for legal proceedings
	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Tax	218,966	198,385	705,523	745,896
Civil, environmental and regulatory	61,441	59,989	908,361	818,422
Labor	30,529	50,233	479,583	480,315
Total	310,936	308,607	2,093,467	2,044,633

	Judicial deposits
	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Tax	320,209	390,148	760,765	801,723
Civil, environmental and regulatory	15,880	14,675	152,510	134,058
Labor	11,267	12,146	122,096	120,909
Total	347,356	416,969	1,035,371	1,056,690

63

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as at January 1, 2025	198,385	59,989	50,233	308,607
Provisioned in the period	56,749	7,481	1,643	65,873
Write-offs by reversal / payment	(18,516)	(7,750)	(14,086)	(40,352)
Interest (i)	35,276	1,721	(7,261)	29,736
Transfer	(52,928)	—	—	(52,928)
Balance as at September 30, 2025	218,966	61,441	30,529	310,936

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as at January 1, 2025	745,896	818,422	480,315	2,044,633
Provisioned in the period	62,490	69,202	102,127	233,819
Write-offs by reversal / payment	(28,691)	(105,001)	(157,725)	(291,417)
Transfer	(124,484)	—	—	(124,484)
Business combination	—	1,089	2,287	3,376
Interest (i)	50,312	124,649	52,579	227,540
Balance as at September 30, 2025	705,523	908,361	479,583	2,093,467

64

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

(i) Includes interest write-off due to reversal.

The Company has debts secured by assets or by means of a cash deposit, bank guarantee or surety insurance.

The Company has probable indemnity lawsuits in addition to those mentioned; as they represent contingent assets, they have not been reported.

Tax

The main tax lawsuits for which the risk of loss is considered probable are described below:

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Compensation with FINSOCIAL	—	—	347,717	337,351
INSS	84,100	80,576	114,993	101,399
ICMS credit	71,849	14,217	123,755	64,708
PIS and COFINS	5,150	34,073	5,955	34,412
IPI	23,210	58,002	23,210	64,969
Other	34,657	11,517	89,893	143,057
Total	218,966	198,385	705,523	745,896

 Labor claims

The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities.

Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.

Civil, Environmental and Regulatory

The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

65

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Possible losses

The main lawsuits for which the risk of loss is considered possible are described below:

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Tax	3,465,852	3,324,448	8,382,117	8,624,545
Civil, environmental and regulatory	1,187,083	1,111,756	6,844,311	6,569,528
Labor	14,246	10,189	747,032	690,535
Total	4,667,181	4,446,393	15,973,460	15,884,608

Tax

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Isolated fine - Federal tax	—	—	860,915	847,582
ICMS -Tax on circulation of goods	1,326,510	1,151,523	3,102,471	2,996,997
IRRF	—	—	912,708	869,346
PIS and COFINS	1,228,281	1,297,612	1,823,178	2,174,274
MP 470 installment of debts	262,547	253,793	262,547	253,793
Stock Grant Plan	—	—	32,935	32,087
IOF on loans	—	—	66,989	195,098
Reward Credit Compensation	—	157,959	—	157,959
IPI - Tax on industrialized products	338,137	189,971	537,078	333,185
INSS	138,945	76,763	221,596	159,983
IPTU - Urban Property Tax	—	—	139,724	128,700
Other	171,432	196,827	421,976	475,541
Total	3,465,852	3,324,448	8,382,117	8,624,545

66

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Civil, environmental and regulatory

	Parent Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Civil	1,125,956	1,059,547	4,070,900	3,355,370
Environmental	60,403	51,540	1,589,911	1,691,409
Regulatory	724	669	1,183,500	1,522,749
Total	1,187,083	1,111,756	6,844,311	6,569,528
11.         Shareholders' equity

a) Treasury shares

On January 14, 2025, the Company repurchased 4,200,000 treasury shares for R$34,022, at an average cost of R$8.10 per share.

As of September 30, 2025, the Company held 7,349,057 treasury shares (compared to 3,747,965 shares as of December 31, 2024), whose market price was R$6.17.

b) Change in dividends payable

	Parent Company	Consolidated
Balance as at January 1, 2025	3,495	96,722
Declared dividends	—	1,805,462
Dividends paid to preferred shareholders	—	(371,000)
Dividends paid	—	(1,433,485)
Other movements	(3,456)	(2,000)
Balance as at September 30, 2025	39	95,699

67

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Share capital

On April 30, 2025, at the Annual General Meeting, the Company’s shareholders approved the reduction of the Company’s share capital in the amount of R$649,806, with the objective of absorbing the balance of the Accumulated Losses account.

On October 23, 2025, an Extraordinary General Meeting approved an increase in the Company's share capital by up to R$8,000,000. The offers were anchored by strategic investors and completed on November 14, 2025, totaling R$10,000,000, of which R$2,000,000 was allocated to share capital and R$8,000,000 to the capital reserve. The share capital increased from R$8,182,311 to R$10,182,311.

12.         Earnings per share

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share).

Basic and diluted – Continuous operation	Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024
Profit (loss) attributable to holders of common shares of Company used in calculating basic earnings per share	(1,185,180)	271,299	(3,919,114)	(147,984)
Dilutive effect of the subsidiaries' share-based plan	(92)	—	(151)	—
Profit (loss) attributable to holders of common shares of the Company used in the calculation of diluted earnings per share	(1,185,272)	271,299	(3,919,265)	(147,984)

Weighted average number of common shares outstanding basic (in thousands of shares)
Basic	1,859,008	1,861,492	1,858,749	1,862,665
Diluted effect of the share-based plan	—	6,486	—	—
Share repurchases	(956)	—	(956)	(1,234)
Diluted	1,858,052	1,867,978	1,857,793	1,861,431

Profit (loss) per share
Basic	R$(0.64)	R$0.15	R$(2.11)	R$(0.08)
Diluted	R$(0.64)	R$0.15	R$(2.11)	R$(0.08)

Basic and diluted – Discontinuous operation	Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024
Profit attributable to holders of common shares of Company used in calculating basic earnings per share	—	21,582	—	21,582
Profit attributable to holders of common shares of the Company used in the calculation of diluted earnings per share	—	21,582	—	21,582

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	—	1,861,492	—	1,862,665
Diluted effect of the share-based plan	—	6,486	—	8,190
Diluted	—	1,867,978	—	1,870,855

Profit per share
Basic	R$—	R$0.01	R$—	R$0.01
Diluted	R$—	R$0.01	R$—	R$0.01

68

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Diluting instruments

Share repurchase plan: 955,631 shares related to the Company's share repurchase plan were included in the calculation of diluted earnings (loss) per share, as their potential effect is to reduce earnings per share (or increase loss per share, in the case of a negative result).

Anti-dilution instruments

Share-based payment plan: 5,221,364 shares (8,189,726 as of September 30, 2024) related to the Company's share-based payment plan were analyzed for the calculation of diluted earnings per share. However, these actions did not impact the calculation of diluted earnings per share for the nine-month period ended September 30, 2025, as their potential effect would be to increase earnings per share (or reduce loss per share), characterizing them as anti-dilutive.

13.         Net sales

In the following table presents a breakdown of gross revenue from product and services sales:

	Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024
Gross revenue from the sale of products and services	12,107,447	13,305,161	35,190,788	36,826,459
Construction revenue	426,180	425,193	1,094,635	1,126,377
Indirect taxes and other deductions	(1,869,442)	(2,084,057)	(5,480,985)	(5,770,475)
Net sales	10,664,185	11,646,297	30,804,438	32,182,361

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024
At a point in time
Natural gas distribution	3,245,790	4,362,802	10,157,117	11,999,450
Lubricants, base oil and other	2,339,323	2,420,438	6,647,421	7,013,822
Lease and sale of property	132,415	322,222	468,830	612,193
Other	589,263	161,502	1,555,874	361,159
	6,306,791	7,266,964	18,829,242	19,986,624
Over time
Railroad transportation services	3,602,491	3,581,400	9,918,937	9,996,729
Construction revenue	426,180	425,193	1,094,635	1,126,377
Container operations	216,774	170,863	578,471	476,288
Other services	112,517	211,482	392,271	638,650
	4,357,962	4,388,938	11,984,314	12,238,044

Eliminations	(568)	(9,605)	(9,118)	(42,307)

Total net sales	10,664,185	11,646,297	30,804,438	32,182,361

69

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

14.         Costs and expenses by nature

Expenses are presented in the statement of profit or loss by function. The income reconciliation by nature/purpose is as follows:

	Parent Company				Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,		Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Raw materials	—	—	—	—	(1,815,257)	(1,834,865)	(5,165,398)	(5,378,896)
Commodity cost (natural gas)	—	—	—	—	(2,350,327)	(3,139,875)	(7,749,913)	(8,711,160)
Railroad transport and port elevation expenses	—	—	—	—	(911,933)	(778,504)	(2,348,415)	(2,194,574)
Other transport	—	—	—	—	(119,344)	(162,227)	(371,531)	(394,355)
Depreciation and amortization	(5,137)	(3,951)	(14,929)	(11,731)	(1,000,883)	(1,067,060)	(2,961,091)	(2,900,785)
Personnel expenses	(15,716)	(56,489)	(67,409)	(191,229)	(793,315)	(910,405)	(2,325,140)	(2,386,257)
Construction cost	—	—	—	—	(426,180)	(425,193)	(1,094,635)	(1,126,377)
Third-party services expenses	(30,895)	(20,069)	(59,472)	(44,104)	(257,184)	(342,655)	(653,909)	(873,409)
Selling expenses	(8)	(18)	(26)	(57)	(32,799)	(10,584)	(1,960)	(30,332)
Cost of properties sold	—	—	—	—	—	(163,507)	(31,840)	(163,507)
Other	(11,866)	(33,541)	(57,337)	(82,148)	(369,084)	(341,035)	(1,122,126)	(1,014,868)
	(63,622)	(114,068)	(199,173)	(329,269)	(8,076,306)	(9,175,910)	(23,825,958)	(25,174,520)

Cost of sales	—	—	—	—	(6,936,477)	(7,809,169)	(20,609,888)	(21,875,210)
Selling expenses	—	—	—	—	(512,904)	(417,549)	(1,410,489)	(1,155,450)
General and administrative expenses	(63,622)	(114,068)	(199,173)	(329,269)	(626,925)	(949,192)	(1,805,581)	(2,143,860)
Total	(63,622)	(114,068)	(199,173)	(329,269)	(8,076,306)	(9,175,910)	(23,825,958)	(25,174,520)

70

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

15.          Other operation income (expenses), net

	Parent Company				Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,		Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Tax credits	—	7,463	113	15,861	82,174	11,591	83,909	34,358
Profit (loss) on disposals of non-current assets and intangible assets	—	—	—	(7)	(11,793)	16,638	(68,732)	24,091
Result on sale of investments	—	—	—	—	—	—	—	(383,205)
Gain previously recognized in other comprehensive income reclassified to profit or loss upon disposal of investment	—	—	206,388	—	—	—	206,388	—
Net effect of provisions for legal proceedings, legal claims, recoverables and tax installments	(4,180)	(17,588)	(58,101)	(21,464)	(25,578)	(53,403)	(169,085)	(202,705)
Result of commercial operations (i)	—	—	—	—	96,015	—	590,910	—
Contractual agreement and others	—	—	—	—	—	123,263	—	425,575
Reversal of other provisions	—	—	—	—	—	—	—	291,032
Other income	9,707	6,848	25,779	41,649	1,072	—	140,142	150,079
Net impairment loss (ii)	—	—	—	—	(316,955)	(109,063)	(1,000,094)	(2,683,879)
Gain from corporate restructuring	—	—	—	—	—	—	—	168,855
Loss of profits and material damages of fixed assets (iii)	—	—	—	—	261,672	—	776,045	—
Other	(12,580)	(16,914)	(15,231)	(41,835)	3,982	(44,178)	(139,109)	(287,635)
Total	(7,053)	(20,191)	158,948	(5,796)	90,589	(55,152)	420,374	(2,463,434)

(i)	Refers substantially to the contractual agreement with a supplier due to the non-use of the total quantity stipulated in the contract, for which the subsidiary Compass was compensated, as well as to the financial settlement result arising from the optimization of the workload of certain commercial contracts, within the scope of the execution of the commercial strategy in the ordinary course of its business.
(ii)	The balance includes a provision for the write-down of the residual value of the assets of the subsidiary Rumo Malha Sul S.A. impacted by the extreme weather events that occurred in Rio Grande do Sul.
(iii)	The balance for the nine-month period ended September 30, 2025, is comprised of R$124,771 from Rumo S.A. and R$651,274 from Moove.

71

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

16.          Financial results, net

The details of financial income and expenses are as follows:

	Parent Company				Consolidated
	Period of three months ended September 30,		Period of nine months ended September 30,		Period of three months ended September 30,		Period of nine months ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Cost of gross debt
Interest on debt	(563,540)	(468,273)	(1,588,993)	(1,300,726)	(1,536,515)	(1,364,402)	(4,847,353)	(4,211,264)
Monetary and exchange rate variation	86,454	170,563	911,231	(837,407)	386,025	466,163	2,986,561	(2,595,788)
Derivatives and fair value measurement	(393,625)	(121,162)	(1,884,476)	816,337	(1,126,838)	(532,845)	(4,239,264)	1,645,132
Amortization of borrowing costs	(6,255)	(10,702)	(83,521)	(17,623)	(35,418)	(34,228)	(417,444)	(81,284)
Discounts obtained from financial operations	—	—	—	—	—	—	186,681	—
Guarantees and warranties	—	—	—	—	(3,917)	(9,369)	(12,572)	(26,771)
	(876,966)	(429,574)	(2,645,759)	(1,339,419)	(2,316,663)	(1,474,681)	(6,343,391)	(5,269,975)
Income from financial investments and exchange	112,578	64,144	386,354	123,051	526,820	537,550	1,715,383	1,485,773
Changes in fair value of investments in listed entities	21,045	—	26,459	—	21,045	—	26,459	—
	133,623	64,144	412,813	123,051	547,865	537,550	1,741,842	1,485,773
Cost of debt, net	(743,343)	(365,430)	(2,232,946)	(1,216,368)	(1,768,798)	(937,131)	(4,601,549)	(3,784,202)
Other charges and monetary variations
Interest on other receivables	11,534	18,889	51,267	47,466	260,593	96,229	590,725	345,550
Monetary variation on leases and concessions agreements	—	—	—	—	(135,954)	(126,913)	(381,267)	(367,275)
Interest on leases	(593)	(728)	(1,883)	(2,327)	(163,095)	(162,145)	(480,741)	(458,435)
Interest on shareholder's equity	—	—	—	—	(1,446)	(34,347)	(10,865)	(34,347)
Interest on contingencies and contracts	(32,688)	(5,619)	(71,838)	(68,298)	(158,323)	(41,427)	(450,740)	(424,049)
Interest on sectorial assets and liabilities	—	—	—	—	(27,980)	(16,283)	(79,316)	(72,108)
Bank charges and other	(7,168)	(9,748)	(30,211)	(31,428)	(23,763)	(19,274)	(99,915)	2,399
Foreign exchange, net	(74,321)	(73,269)	161,939	(1,933,516)	(161,391)	(176,003)	(372,373)	(925,959)
	(103,236)	(70,475)	109,274	(1,988,103)	(411,359)	(480,163)	(1,284,492)	(1,934,224)
Financial results, net	(846,579)	(435,905)	(2,123,672)	(3,204,471)	(2,180,157)	(1,417,294)	(5,886,041)	(5,718,426)
Reconciliation
Finance expenses	(693,241)	(581,346)	(2,080,692)	(1,736,655)	(2,107,607)	(1,825,539)	(6,882,193)	(5,820,846)
Finance income	142,128	91,516	478,158	191,887	823,761	680,596	2,578,368	2,022,082
Exchange variation, net	206,266	303,676	1,706,669	(1,548,901)	357,808	463,788	2,946,263	(2,510,248)
Derivatives	(501,732)	(249,751)	(2,227,807)	(110,802)	(1,254,119)	(736,139)	(4,528,479)	590,586
Financial results, net	(846,579)	(435,905)	(2,123,672)	(3,204,471)	(2,180,157)	(1,417,294)	(5,886,041)	(5,718,426)

72

Notes to the condensed interim financial statements
(In thousands of Brazilian reais - R$, except when otherwise indicated)

17.          Share-based payment

a) Change in outstanding share grants

The change in the number of open prizes is as follows:

	Parent Company	Consolidated
Balance as at January 1, 2025	8,345,147	16,624,911
Granted (i)	2,644,661	3,050,430
Exercised/cancels/other	(827,326)	(4,501,767)
Balance as at September 30, 2025	10,162,482	15,173,574

(i)	Cosan Invest 2025 Program, granted on July 31, 2025. The incentive program is conditional on retention and performance actions. Of the total actions in the program, 50% are related to length of service over a 3-year period. The remaining 50% of the program is related to performance targets, requiring the achievement of specific metrics that can vary from 0% to 150%.

b) Expense recognized in profit or loss

Share-based compensation expenses included in the statement of profit or loss for the period ended September 30, 2025, were R$51,006 (R$255,309 as of September 30, 2024).

18.         Subsequent events

Fourteenth Debenture Issuance by Comgás

On September 18, 2025, the Board of Directors of the indirect subsidiary Comgás approved the public offering of the 14th issue of simple debentures, under a firm placement guarantee, non-convertible into shares, of the unsecured type, in two series. The financial settlement of the transaction in the amount of R$1,000,000 took place on October 9, 2025.

Sale of the Continental plant

On November 10, 2025, Raízen S.A. announced the signing of a sale agreement for Usina Continental, located in Colômbia, São Paulo. The transaction includes industrial assets with an installed capacity of approximately 2,000 tons per harvest, as well as the transfer of proprietary sugarcane and supplier contracts linked to the unit. Raízen will remain responsible for managing the operations until the effective transfer, which is subject to approval by CADE and fulfillment of all contractual conditions.

73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer